UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT UNDER

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

DIXON TICONDEROGA COMPANY

(Name of Subject Company)

DIXON TICONDEROGA COMPANY

(Names of Persons Filing Statement)

COMMON STOCK

($1.00 PAR VALUE)
(Title of Class of Securities)

CUSIP 255860108

(CUSIP Number of Class of Securities)

Richard A. Asta

Dixon Ticonderoga Company
195 International Parkway
Heathrow, FL 32746
(407) 829-9000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Philip M. Shasteen, Esq.

Johnson, Pope, Bokor, Ruppel & Burns, LLC
403 E. Madison Street
Tampa, Florida 33602
(813) 225-2500

      ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Item 1.	Subject Company Information.

      The name of the subject company to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is Dixon Ticonderoga Company, a Delaware corporation (“Dixon”). The address of Dixon’s principal executive offices is 195 International Parkway, Heathrow, Florida 32746. Dixon’s telephone number at its principal executive offices is (407) 829-9000.

      The title of the class of securities to which this Statement relates is the Common Stock, par value $1.00 per share, of Dixon (the “Shares”). As of January 7, 2005, there were 3,207,894 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

      The filing person is Dixon. Dixon’s name, address and business telephone number are set forth in “Item 1. Subject Company Information.”

      This Statement relates to the tender offer by Pencil Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Fila-Fabbrica Italiana Lapis ed Affini S.p.A, an Italian corporation (“Fila”), disclosed in a Tender Offer Statement on Schedule TO dated January 7, 2005 pertaining to the Shares (the “Tender Offer Statement” on “Schedule TO”) filed by the Purchaser with the Securities and Exchange Commission (the “SEC”), to purchase all of the issued and outstanding Shares at a purchase price of $7.00 per Share, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated January 7, 2005 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”) which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, are referred to herein as the “Offer.” The Offer was commenced by the Purchaser on January 7, 2005 and expires at 5:00P.M., New York City time, on February 7, 2005, unless extended in accordance with its terms. The Offer to Purchase and the Letter of Transmittal are being mailed with this Statement and are filed herewith as Exhibits (a)(1)(A) and (a)(1)(B) and are incorporated herein by reference.

      The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 16, 2004, by and among Fila, the Purchaser and Dixon (as such agreement may from time to time be amended or supplemented, the “Merger Agreement”). The Merger Agreement provides, among other things, that no later than the second business day following the expiration of the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement, in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”), the Purchaser will merge with and into Dixon (the “Merger”). Following the effective time of the Merger (the “Effective Time”), Dixon will continue as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly-owned subsidiary of Fila.

      In the Merger, each Share outstanding immediately prior to the Effective Time (other than Shares owned by (i) Fila or an affiliate of Fila, Purchaser or Dixon or its subsidiaries, which shall be cancelled, and (ii) stockholders who are entitled to demand and have properly exercised and perfected appraisal rights under Section 262 of the DGCL) will, by virtue of the Merger and without any action on the part of the holders of Shares, be converted into the right to receive in cash the Offer Price per Share, less any required withholding taxes and without interest, as soon as reasonably practicable after surrender of the certificate(s) formerly representing such Shares. The summary and description of the Merger Agreement contained in Section 11 of the Offer to Purchase is incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and incorporated herein by reference.

      Concurrently with the execution and delivery of the Merger Agreement, Gino N. Pala and Richard F. Joyce, Dixon’s Co-Chief Executive Officers, Richard A. Asta, Dixon’s Executive Vice President of Finance and Chief Financial Officer, Leonard D. Dahlberg, Dixon’s Executive Vice President of Operations, John Adornetto, Dixon’s Vice President and Corporate Controller, Laura Hemmings, Dixon’s corporate

Secretary, and Deborah Joyce, Mr. Joyce’s wife, entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with the Purchaser, pursuant to which, each of them agreed to sell his or her shares to the Purchaser (or, at the Purchaser’s request, to tender his or her shares to the Purchaser in the Offer), appointed designees of the Purchaser as proxies with respect to voting all Shares beneficially owned by such person, agreed to vote his or her Shares in favor of approval of the Merger and in opposition to any transaction inconsistent with the Merger, and authorized the proxies to execute and deliver consents with respect to such person’s Shares upon any and all such matters as each such proxy or its substitute shall in its sole discretion deem proper. The Stock Purchase Agreement terminates in the event the Merger Agreement is terminated. Shares subject to the Stock Purchase Agreement represent approximately 28% of the outstanding Shares of Dixon common stock as of January 7, 2005.

      The description of the Stock Purchase Agreement set forth above is qualified in its entirety by reference to the Stock Purchase Agreement, which is filed herewith as Exhibit (e)(2) and incorporated herein by reference.

      The Offer to Purchase states that the principal business address of Fila and the Purchaser is Via Sempione, 2/ C, 20016 Pero (MI), Milan, Italy.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

      Except as set forth in this Item 3 or in the Information Statement (as defined below) or in documents incorporated herein by reference, to the knowledge of Dixon, as of the date of this Statement, there are no material agreements, arrangements or understandings or no actual or potential conflicts of interest between Dixon or its affiliates and (i) Dixon or its executive officers, directors or affiliates or (ii) Fila, the Purchaser or their respective executive officers, directors or affiliates.

      In considering the recommendation of the Board of Directors of Dixon (the “Board”) with respect to the Offer, the Merger and the Merger Agreement, and the fairness of the Offer Price and the Merger, stockholders should be aware that certain executive officers and directors of Dixon have interests in the Offer and the Merger which are described below and in the Information Statement pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 thereunder (the “Information Statement”) that is attached as Annex A to this Statement and incorporated herein by reference, that are in addition to their interests as stockholders of Dixon and which may present them with certain potential conflicts of interest.

      The Board was aware of these contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below in “Item 4. The Solicitation or Recommendation — Reasons for the Board’s Recommendation.”

(a) Certain Agreements, Arrangements or Understandings Between Dixon or its Affiliates and Dixon or its Executive Officers, Directors or Affiliates

      Certain contracts, agreements, arrangements or understandings between Dixon or its affiliates and certain of its directors and executive officers and between Dixon and Fila and the Purchaser are described in the Information Statement and are incorporated herein by reference. The summaries of the contracts, agreements, arrangements or understandings in the Information Statement and below are qualified in their entirety by reference to the agreements filed herewith as Exhibits (e)(3) through (e)(11) and incorporated herein by reference.

Agreements with Executive Officers

      In 1995, Dixon entered into Employment Agreements with Gino N. Pala and Richard F. Joyce, Dixon’s Co-CEOs and in 1998, Dixon entered into similar Employment Agreements with Richard A. Asta, Dixon’s Executive Vice President of Finance and Chief Financial Officer, and Leonard D. Dahlberg, Dixon’s Executive Vice President, Consumer Division (each, an “Executive”, and together, the “Executives”). In each case, the initial term of the Employment Agreements was three years, with annual renewal provisions. Amendments to those Employment Agreements were approved by Dixon’s compensa-

tion committee on July 7, 2004, signed on December 15, 2004, and effective as of January 1, 2004 (each, an “Amendment”, and together, the “Amendments”). The Amendments establish a three year term of employment commencing as of January 1, 2004, with annual renewals thereafter, update salaries and titles, change the definition of a Change in Control as defined in the Employment Agreements so that a Change in Control approved by Dixon’s Board is within the definition of that term, add a provision that during a disability period and after termination for cause or for Dixon’s breach of an Employment Agreement or for Good Reason as defined in the Employment Agreements, benefits and other compensation will be paid as provided for under the Employment Agreements. The amount of the severance payments as provided for in the Employment Agreements upon a Change in Control was not changed. The Amendments to the Employment Agreements are filed herewith as Exhibits (e)(3) through (e)(6) and are incorporated herein by reference.

      On December 15, 2004, Dixon entered into a Second Amendment to Employment Agreement (each, a “Second Amendment”, and together, the “Second Amendments”) with each of the Executives. Each Second Amendment amends the Employment Agreement previously entered into between the applicable Executive and Dixon, as previously amended by the Amendment. All of the Second Amendments are conditioned on the closing of the Offer.

      The Second Amendments for Messrs. Pala and Joyce provide that Messers. Pala and Joyce are not entitled to terminate their respective Employment Agreements because of a Change in Control (as that term is defined in the Employment Agreement) until the expiration of the six month period immediately following the payment by the Purchaser for shares of Dixon common stock pursuant to the Offer, (the “Transition Period”) and that the payment by the Purchaser for shares of Dixon common stock pursuant to the Offer will constitute a Change in Control giving rise to the right of the Executive to terminate his employment for good reason under the Employment Agreement and the Executive has the right to terminate his employment for good reason as a result of a Change in Control only during the three month period immediately following the end of the Transition Period. The Second Amendments for Messrs. Asta and Dahlberg are the same as those for Messrs. Pala and Joyce, except that the Transition Period is twelve months. The severance payments are payable in a lump sum in cash, are based on two times the current annual salary of the Executive, and for Messrs. Pala, Joyce, Asta, and Dahlberg are $557,600, $451,604, $392,740, and $247,380, respectively. In addition, under the Employment Agreements, the Executives are entitled to receive bonuses for the year in which their employment is terminated determined by multiplying the Executive’s base salary in effect at the time notice of termination is given by a percentage that is the average percentage of base salary that was paid or payable as a bonus under any Dixon bonus plan or arrangement (other than the Success Bonus Plan described below) for the three full fiscal years immediately preceding the delivery of notice of termination. The Employment Agreements also provide that the Executives will be eligible to participate in Dixon’s employee benefit plans for a period of three years after such termination. The severance benefits described above are payable with respect to the Offer. The Second Amendments to the Employment Agreements are filed herewith as Exhibits (e)(7) through (e)(10) and are incorporated herein by reference.

      In July, 2004, Dixon’s Compensation Committee comprised of its independent directors, approved in concept and in late November approved the terms of a written Success Bonus Plan to encourage the Executives to remain with Dixon and to support the sale of Dixon on terms approved by the independent members of Dixon’s Board. The success bonuses will be paid six months after a closing of the sale of Dixon and will be forfeited if the Executive does not honor his Employment Agreement through that six month period unless Dixon agrees to allow the Executive to voluntarily terminate his employment before that time. The bonuses are in the following amounts: Pala and Joyce — $46,000 each, Asta — $34,000, and Dahlberg — $22, 500, and will be payable upon the closing of the Offer. The Success Bonus Plan is attached hereto as Exhibit (e)(11) and incorporated herein by reference.

      Dixon’s Mexican subsidiary entered into an Employment Agreement dated October 17, 2003 with Diego Cespedes Creixell which provides for the payment to him of his salary, bonus and benefits for the remainder of the three year period beginning on the date of the Agreement. If his employment is terminated without cause after consummation of the Merger, the amount of the salary and bonus severance payment payable to him would be approximately $567,000 U.S. dollars.

      All options held by members of the Board and the Executives will vest as a result of the Merger. See also “Effect of the Merger on Employee Benefit Plans and Stock Plans” below for information on the value of options held by executive officers and directors of Dixon and the effect of the Merger on options issued by Dixon.

Indemnification and Insurance

      The Merger Agreement provides that through the sixth anniversary of the Effective Time, Fila and Dixon, as the surviving corporation, will jointly and severally indemnify and hold harmless the present and former directors and officers of Dixon and its subsidiaries against all claims, losses, liabilities, damages, judgments, fines, and reasonable legal fees and expenses incurred in connection with any claim, action suit, proceeding or investigation (a “Proceeding”) arising out of the fact that such person is or was on officer or director of Dixon or any of its subsidiaries, to the fullest extent provided by law. The Merger Agreement also provides that Dixon will advance expenses incurred by those persons in the defense of any Proceeding arising out of or pertaining to the fact that such persons are or were officers or directors of Dixon or its subsidiaries and will honor in all respects the obligations of Dixon under existing indemnification agreements and any indemnification provisions under Dixon’s certificate of incorporation and bylaws. The Merger Agreement also provides that for six years after the Effective Time, Dixon, as the surviving corporation, will maintain in effect directors’ and officers’ liability insurance covering the persons who are currently covered by the existing directors’ and officers’ liability insurance of Dixon with respect to claims relating to events that have taken place at or before the Effective Time, on terms no less advantageous to the indemnified persons than those in effect under the directors’ and officers’ liability insurance of Dixon in effect on the date of the Merger Agreement as long as the annual premium is not in excess of 200% of the annual premiums paid by Dixon under current policies. In lieu of maintaining liability insurance coverage, Dixon, as the surviving corporation, may obtain a “tail” policy for such directors and officers that provides the same coverage amounts and contains terms and conditions that are no less advantageous to such directors and officers than those in effect on the date the Merger Agreement was executed. Furthermore, under the terms of the Merger Agreement, any successor to or assignee of Dixon as the surviving corporation will be bound by these indemnification and insurance obligations.

(b) Certain Agreements, Arrangements or Understandings Between Dixon or its Affiliates on the one hand, and Fila, the Purchaser or their Respective Executive Officers, Directors or Affiliates, on the other hand

Merger Agreement

      The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

Stock Purchase Agreement

      The summary of the Stock Purchase Agreement contained in Section 11 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Stock Purchase Agreement.

Effect of the Merger on Employee Benefit Plans and Stock Plans

      The Merger Agreement provides that as soon as practicable following the execution of the Merger Agreement, Dixon will take or cause to be taken such actions as are reasonably required to ensure that (i) each holder (each, an “Optionee”) of a Company Stock Option that has not previously expired or been exercised in full as of or prior to the Effective Time (as defined in the Merger Agreement), whether vested or unvested (each such option, an “Eligible Option”), shall have the right to irrevocably elect, no later than immediately prior to the consummation of the Merger, to surrender following the consummation of the Merger any Eligible Option then held by the Optionee in exchange for the right to receive a cash payment equal to (x) the excess, if any, of (A) the Merger Consideration (as defined in the Merger Agreement) over (B) the exercise price per share of Company common stock subject to such Eligible Option, multiplied by (y) the number of shares of Company common stock then issuable pursuant to the unexercised portion of such Eligible Option, payable not later than five days after the Effective Time, (ii) each Optionee shall have the right to purchase, effective no later than immediately prior to the consummation of the Merger, subject to the consummation of the Merger and in accordance with the terms of the relevant plan or document, all or any part of the shares of Company Common Stock subject to any Eligible Option held by the Optionee (that has not been surrendered pursuant to (i) above), and each share of Company common stock so purchased shall be converted, as of the Effective Time, into the right to receive the Merger Consideration, and (iii) each Eligible Option (with respect to which an Optionee has not exercised one of the rights set forth in (i) and (ii) shall following the Merger confer upon the Optionee only the right to receive upon exercise in accordance with the terms of the relevant plan or document (including payment of the aggregate exercise price), for each share of Company Common Stock that otherwise would be issuable pursuant to the unexercised portion of such Eligible Option, the Merger Consideration.

      The aggregate value of vested Eligible Options, based on the difference of $7.00 and the exercise price per Share of those Eligible Options, held by each of Dixon’s directors and executive officers, as of January 7, 2005, is approximately $448,000. There are no unvested Eligible Options held by Dixon’s directors and executive officers.

      The Merger Agreement also provides that prior to the Effective Time, Dixon will take such actions as are required to cause all of Dixon’s current stock option plans and any other benefit plan that provides for any issuance or grant of Shares to terminate. Accumulated payroll deductions credited to each participant’s account under Dixon’s Employee Stock Purchase Plan will be returned to participants.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board

      At a meeting held on December 15, 2004, the members of the Board unanimously:

•	determined that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger, and the Stock Purchase Agreement were fair to and in the best interests of Dixon and its stockholders;

•	approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger, and the Stock Purchase Agreement;

•	recommended that Dixon’s stockholders accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the Merger; and,

•	approved the Merger Agreement, the Stock Purchase Agreement, the Offer, and the Merger for purposes of Section 203 of the Delaware General Corporation Law of the State of Delaware so that the restrictions on “business combinations” and “interested stockholders” set forth in Section 203 will not apply to the Merger Agreement, the Stock Purchase Agreement, the Offer or the Merger..

      A letter to the stockholders communicating the Board’s recommendation is filed as Exhibit (a)(5) to this Statement and is incorporated herein by reference.

Background

      In August, 2000, after it had defaulted on covenants in its senior and subordinated debt instruments, Dixon engaged an investment banker to assist the Board in evaluating its strategic alternatives. After an extensive analysis, the investment banker advised Dixon to explore a merger or a sale. By March, 2001, the investment banker had contacted numerous potential strategic and financial buyers, including private equity funds. From March 2001 until August 2004, Dixon permitted a number of interested parties, including California Cedar Products Company (“CCPC”), to conduct due diligence, and Dixon began preliminary negotiations with some of them with respect to a possible transaction. It was not until May, 2003 that Dixon’s negotiations with interested parties progressed to the point of entering into an exclusivity agreement for a transaction. Dixon entered into an exclusivity agreement with a potential buyer of its assets in May, 2003, but negotiations with that potential buyer terminated later in 2003.

      In December, 2003, Dixon received a proposal from Jarden Corporation (“Jarden”) indicating an interest in making a tender offer for all of the issued and outstanding Shares at a price of not less than $4.25 per Share, with a 90% tender requirement. At or about that time, the Board retained Delaware legal counsel to advise the Board and appointed from its members a negotiating committee comprised of Philip M. Shasteen, Wesley D. Scovanner, and John Ritenour (the “Committee”), all independent directors, to assist the Board in negotiating a transaction. Messrs. Pala, Joyce and Asta attended most of the Committee meetings by invitation of the Committee.

      After negotiations, Jarden increased its offer to $5 per share and Dixon and Jarden entered into and publicly disclosed an exclusivity agreement with an expiration date of February 10, 2004, which was later extended three times. On March 25, 2004, the Jarden exclusivity agreement and all negotiations with Jarden were terminated. At about that time, Dixon and its investment banker mutually decided to end the investment banking engagement.

      During April through June, 2004, various interested parties, including CCPC, conducted due diligence with respect to Dixon under confidentiality agreements. In June, 2004, Dixon received a proposal from a financial buyer for the acquisition for cash of all outstanding Shares at a price of $5.60 per Share. The price was later increased to $6.00 per Share. During that time, although CCPC and Dixon engaged in negotiations with respect to a similar transaction, neither CCPC nor any other interested party other than the financial buyer indicated an interest in a transaction at a price at or above $6.00 per Share. On June 28, 2004, Dixon and the financial buyer entered into a sixty day exclusivity agreement contemplating a cash-out merger at a price of $6.00 per Share.

      Dixon understands that during the summer of 2004, CCPC asked Fila to join with it to make an offer to acquire Dixon. On August 6, 2004, Lazard & Co. S.R.L. (“Lazard”), on behalf of Fila and CCPC (together, “FC”), wrote two letters to Dixon expressing FC’s interest in acquiring Dixon at a price of $7.00 per share and requesting due diligence information regarding Dixon. Dixon responded to those inquiries by informing FC that it was not in a position to discuss a transaction at that time. After receipt of the Lazard letters, a member of the Committee discussed the Lazard letters with the financial buyer to determine if the financial buyer would agree to increase its price, but it declined to do so at that time.

      On August 10, 2004, the Committee held a meeting to consider Lazard’s August 6 letters, at which it discussed engaging an investment banker to advise the Board and the Committee, determined that a Board meeting should be held to determine how Dixon should proceed, and decided to continue to attempt to persuade the financial buyer to increase its price.

      On August 13, 2004, Dixon received a letter from the financial buyer indicating that it had substantially completed its due diligence. Attached to that letter were draft commitment letters from the financial buyer’s financing sources. At about the same time, legal counsel to the financial buyer had indicated in conversations with legal counsel to Dixon that the financial buyer was still not inclined to increase its price.

      The Committee met again on August 17, 2004 for an update on the discussions with the financial buyer, and to discuss its recommendation to the Board with respect to the Lazard letters. At that meeting, the Committee decided to explore the hiring of an investment banker to advise the Board and, in order to keep the negotiations with the financial buyer alive, to authorize Dixon’s legal counsel to begin, based on discussions with counsel to the financial buyer, the preparation of a draft of the protective provisions Dixon would expect to be included in any definitive agreement for a transaction it might enter with the financial buyer. The Committee instructed legal counsel to make it clear to the financial buyer that Dixon expected a price increase if negotiations with the financial buyer were to continue.

      The Dixon Board held a meeting on August 18, 2004 to consider its position with respect to the financial buyer and FC. At that meeting, the Board instructed the Committee to continue to press the financial buyer for a price increase, determined that it might be advisable to engage an investment banker to assist the Board and the Committee in reviewing and evaluating offers and deal terms with prospective buyers, and requested more information on prices and possible candidates before it did so.

      The Committee held a meeting on August 25, 2004 to discuss the status of the negotiations with the financial buyer and the progress of discussions with investment banking firms. The Committee decided to recommend the approval of the engagement of KPMG Corporate Finance LLC (“KPMG”) to assist the Committee and the Board in reviewing and evaluating offers and offer terms with prospective buyers and to assist it in its analysis of a sale of Dixon. Also on August 25, 2004, Dixon received a letter from Lazard on behalf of FC congratulating Dixon on its third quarter earnings and indicating that if FC were to have access to more information, it could consider increasing its $7.00 per Share price.

      At a meeting on August 27, 2004, the Committee received an update from its advisors as to the status of the negotiations with the financial buyer and the due diligence review that might be conducted by FC if Dixon allowed it to do so if and when the exclusivity agreement with the financial buyer might expire. Immediately after that Committee meeting, the Board held a meeting during which it discussed the risks and benefits of extending the exclusivity agreement with the financial buyer beyond its expiration date of August 27, 2004, or alternatively beginning negotiations with FC. At that meeting, counsel to Dixon advised the Board that the financial buyer’s position at that time was that it would not agree to increase its price and would refuse to continue to expend money to further negotiate a transaction unless Dixon would agree to extend the exclusivity agreement for 45 days and agree to pay half of the financial buyer’s expenses, up to $250,000, if Dixon did not enter into a definitive agreement with the financial buyer for any reason. Counsel also reported that the financial buyer would require that Mr. Pala and Mr. Joyce enter into a voting agreement with respect to their Shares and that Messrs. Pala and Joyce would need to pay the financial buyer any amounts over the financial buyer’s acquisition price if Dixon ultimately consummated a transaction with another buyer. After extensive discussion, the Board (i) approved the engagement of KPMG as an advisor, (ii) directed the Committee and KPMG to continue to press the financial buyer for a price increase and acceptable terms upon which its exclusivity agreement could be extended to allow time to negotiate a definitive agreement for a transaction, (iii) directed the Committee and KPMG, should the exclusivity agreement with the financial buyer expire without an extension, to begin discussions with FC with respect to its proposal, including its financing sources and timing, and (iv) decided to meet again on August 31, 2004 to receive an update and to take any required action.

      The exclusivity agreement with the financial buyer expired on August 27, 2004, but discussions with the financial buyer continued, during which the Committee, counsel and KPMG continued to press the financial buyer for a price increase. Over the next few days, legal counsel to Dixon continued to discuss with legal counsel to the financial buyer the circumstances under which its exclusivity agreement could be renewed and extended. During those conversations, the financial buyer declined to increase its proposed price and reiterated that it would not continue to spend money further negotiating a transaction unless Dixon granted a 45 day renewal and extension of the exclusivity agreement and agreed to expense reimbursement obligations if no definitive agreement was reached with the financial buyer.

      On August 29, 2004, the Committee advised an FC representative that Dixon was continuing discussions with another party but that as of that date, Dixon was not restricted from discussing a possible transaction with FC. The Committee requested more information about FC’s proposal, including the nature and status of arrangements between CCPC and Fila, FC’s ability to finance a transaction, any contingencies to a closing, and the timing of a transaction. FC was informed by the Committee that the financial buyer had substantially completed its due diligence investigation of Dixon and that if FC wanted to proceed with a transaction, it would have to be able to proceed very quickly. Lazard then sent Dixon a letter dated August 31, 2004, responding to some of the Committee’s questions, including pricing, due diligence, financing and timing.

      On or about September 3, 2004, after discussions among the Committee, its representatives, FC’s representative, and Lazard about FC’s ability to close a transaction and the Committee’s other concerns about FC’s proposal, Dixon informed FC that it would be afforded access to information regarding Dixon and would be given until September 17, 2004, subsequently extended to September 22, 2004 due to complications posed by hurricanes in Florida, to make an offer for all of Dixon’s outstanding Shares.

      Further negotiations with the financial buyer after the expiration of its exclusivity agreement resulted in indications that it would increase its price first to $6.20 per Share, then to $6.40 per Share, but the price increases were conditioned, among other things, on a 30 day extension of the exclusivity agreement and on a requirement that Dixon reimburse the financial buyer up to $1 million of its expenses if for any reason Dixon and the financial buyer did not enter into a definitive merger agreement by the end of the extended 30 day exclusivity period.

      The Board held a meeting on September 8, 2004 to consider its course of action with respect to the financial buyer and FC. At that meeting, the Board directed legal counsel to Dixon to present a counterproposal to the financial buyer accepting the $6.40 per Share price, agreeing to provisions to pay, under certain circumstances, the maximum amount of break up fee and expense reimbursement that Dixon believed would be reasonable under Delaware law, and giving the financial buyer 24 hours to respond. The Board directed the Committee to proceed with negotiations with FC if the counterproposal to the financial buyer was not accepted. The Board’s counterproposal was presented to the financial buyer after the Board meeting and was rejected.

      FC signed a confidentiality agreement with Dixon dated September 8, 2004, and was then provided detailed documentation regarding, among other things, Dixon’s operations, financial results and condition, corporate structure, agreements and litigation. FC informed Dixon that FC had hired PriceWaterhouseCoopers to assist in its due diligence efforts, which were conducted during September 2004 and included visits to Dixon’s executive offices in Heathrow, Florida, and its plants in Versailles, Missouri and Mexico.

      On or about September 22, 2004, Lazard, on behalf of FC, proposed to the Committee that the parties negotiate a definitive agreement whereby FC would acquire all of the issued and outstanding Shares for $7.00 per Share. Such proposal was subject to, among other things, the approval by the respective boards of Fila and CCPC.

      The Committee held a meeting on September 23, 2004 to discuss FC’s proposal. At that meeting, KPMG updated the Committee on discussions with an FC representative about the proposal, including the price. The Committee determined that it should seek a price of $7.25 per Share, with a 30 day negotiating period, that the transaction should be structured as a tender offer, that no financing contingency would be accepted, and that FC should be required to post an $800,000 deposit when a definitive agreement was signed. KPMG then immediately advised an FC representative of the Committee’s position by telephone.

      On September 24, 2004, the Committee reiterated its position in a letter to Lazard. On FC’s behalf, Lazard responded on September 29, 2004, confirming that Fila’s and CCPC’s respective boards had authorized proceeding with the proposed acquisition and confirming FC’s proposal to acquire the outstanding Shares for $7.00 per Share. In that letter, Lazard confirmed that any offer by FC would not be subject to financing.

      The Committee held a meeting on September 30, 2004, at which KPMG advised the Committee about discussions with counsel to FC in which KPMG had raised, among other issues, the Committee’s concerns that the price had not been increased above $7.00 per Share. After discussion, the Committee directed that its position, including its disappointment in the price, be expressed in a letter to Lazard, and on October 1, 2004, the Committee responded to Lazard’s September 29 letter. In its response, the Committee again requested a price of $7.25 per Share, and set forth its position regarding a termination fee and FC’s request that Dixon obtain a waiver from its senior and subordinated lenders of the change of control provisions contained in their respective loan agreements.

      On October 4, 2004, Lazard responded, on FC’s behalf, to the Committee’s October 1, 2004 letter. Lazard stated FC’s belief that $7.00 per share represented a full and fair price for all of Dixon’s outstanding shares. Lazard also requested certain information relating to Dixon’s inventories, which Dixon supplied on or about October 8, 2004.

      On October 8, 2004, counsel for the Committee and Dixon sent FC’s counsel a proposed letter agreement providing that the parties would negotiate exclusively for the acquisition of all issued and outstanding Shares at a price of not less than $7.00 per Share. Thereafter, counsel for the parties and the Committee negotiated the proposed letter agreement.

      The Board held a meeting on October 13, 2004 to consider a proposed form of letter agreement with FC providing for an exclusive 30 day period for the parties to negotiate a definitive merger agreement. After discussing the provisions of the draft letter agreement, the Board concluded that entering into a letter agreement with FC would present the best opportunity for Dixon to get the highest price reasonably available for its stockholders and authorized Dixon to enter into the letter agreement in a form previously delivered to the Board members, but with certain changes to be made by the Committee.

      The Board met again on October 15, 2004 to consider authorizing a revised letter agreement with FC, reflecting changes negotiated by counsel to Dixon and the Committee, and authorized entering into the letter agreement as revised. The parties then executed the letter agreement dated October 15, 2004 and effective on October 18, 2004 when it was signed by Fila (the “Letter”).

      The letter provided for an exclusive 30 day period for the parties to negotiate a definitive agreement. The Letter assumed that FC had completed its due diligence other than that related to the calculation of reserves for Dixon’s inventories in Mexico, and contemplated that the definitive agreement would provide for FC to commence a tender offer to purchase all of the Shares at a price of not less than $7.00 per Share in cash to be followed by a cash-out merger at the same price. The Letter also contemplated that Gino Pala and Rick Joyce, Co-CEOs of Dixon, would enter into a Stock Purchase Agreement requiring them to tender their Shares into the Offer, if consummated, and that the Executives would remain employed by the surviving corporation for a period of time after the consummation of the transactions.

      Following execution of the Letter, the parties continued to negotiate the terms of a definitive merger agreement and of second amendments to the Executives’ employment agreements. On or about October 29, 2004, representatives of FC met with Dixon’s management in Heathrow, Florida to discuss FC’s concerns regarding certain of Dixon’s inventory and to discuss Dixon’s preliminary fiscal year end results.

      The Committee held meetings on November 4, 2004 and on November 10, 2004 to discuss the progress of the negotiation of a definitive agreement with FC.

      On November 16, 2004, Lazard sent a letter to the Committee requesting that the exclusivity provision contained in the Letter be extended to December 3, 2004 to allow Fila’s lender, Banca Intesa, time to document its credit approval of the loan to Fila to acquire the Shares. In the November 16, 2004 letter, Lazard advised Dixon that CCPC had withdrawn from the proposed acquisition, and that Fila would purchase the Shares without CCPC’s participation. At a November 16, 2004 Board meeting, the Board approved an extension of the Letter to December 3, 2004 subject to Fila being advised that if Fila was not ready to proceed with a definitive agreement on December 3, 2004, Dixon would not be willing to grant another extension unless Fila posted a non-refundable deposit.

      On November 17, 2004, the Committee responded to Lazard’s November 16, 2004 letter. The response included a request for an acknowledgment by Fila that Dixon did not intend to extend the exclusivity period further unless Fila agreed that any further extension beyond December 3, 2004 would require Fila to make a non-refundable deposit in the amount of $800,000. Fila declined to agree to such a condition being contained in the extension letter, and on November 18, 2004, Dixon agreed to extend Fila’s exclusivity period under the Letter until December 3, 2004.

      Between the November 17, 2004 Committee meeting and a Board meeting held on December 2, 2004, Lazard told Dixon that Fila was considering reducing the $7.00 per Share offer price, to which Dixon and Mr. Pala responded that any price reduction would be unacceptable to Dixon and Mr. Pala.

      The Board held a meeting on December 2, 2004 with its legal and financial advisors to consider the proposed Merger Agreement and related transactions with Fila. At that meeting, Delaware legal counsel to Dixon reviewed with the Board its duties under Delaware law and the terms of the proposed transactions that had been negotiated to date, including the terms and conditions of the proposed Merger Agreement, the Stock Purchase Agreement and the proposed amendments to the Dixon Rights Agreement. At the meeting, the Board received the oral opinion of Sheldrick, McGehee & Kohler, Inc. (“SMK”), subsequently confirmed in writing, that, as of December 2, 2004 and based upon and subject to the considerations set forth in its opinion, the $7.00 per Share in cash to be received by the holders of the Shares (other than Fila and its affiliates) in the Offer and the Merger was fair from a financial point of view to such holders. The Board also received the financial analysis prepared by SMK, which had been provided to the Board prior to the meeting and was reviewed at the meeting.

      During the December 2, 2004 Board meeting, counsel for Fila contacted Messrs. Joyce and Asta to request a further extension of the exclusivity provision of the Letter to allow time for it to finalize its financing arrangements with Banca Intesa. As a result of that request, and because, among other things, certain terms of the consents from Dixon’s lenders had not been finalized, the Board did not vote on the approval of the Merger Agreement and related transactions at its December 2 meeting, but approved an extension of the Letter through December 14, 2004 if a non-refundable deposit of $150,000 was made by Fila. The parties were unable to agree upon the terms of such extension, but continued to negotiate the terms of the Merger Agreement and related transactions.

      Before and during the week of December 13, 2004, counsel for Dixon and Fila negotiated for, and obtained, amendments and/or waivers from Dixon’s lenders regarding the change of control provisions under their respective loan agreements and continued the negotiation of the remaining open issues under the Merger Agreement. The agreements with Dixon’s lenders provide that the execution and delivery of the Merger Agreement and the Stock Purchase Agreement and commencement of the Offer will not cause a “change in control” of Dixon and further provide, in the case of Dixon’s senior lenders, that none of the consummation of the Offer, the purchase of Shares pursuant to the Stock Purchase Agreement, or the Merger will constitute a “change in control,” provided certain conditions are met.

      The Board reconvened on December 15, 2004 to consider and act upon the Merger Agreement. After receiving a report on the status of Fila’s financing for the Merger, and changes to the Merger Agreement since the last Board meeting, and after receiving confirmation from SMK that it was prepared to issue its fairness opinion on that date, the Board discussed the proposed transactions and, after taking into account the factors discussed in “Reasons for the Recommendation” below, resolved that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair, advisable and in the best interests of Dixon and its stockholders. The Board also approved an amendment to the Dixon Rights Agreement dated March 3, 1995 which provides that the approval, execution or consummation of the Offer, the Merger Agreement, the Stock Purchase Agreement and the Merger do not and will not result in the ability of any person to exercise any right issued under the Rights Agreement and do not and will not cause the rights to separate from the Shares to which they are attached or to be triggered or to become exercisable. The Board also made the recommendations to stockholders stated in “Recommendation of the Board” above.

      The full text of the SMK opinion, which sets forth assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by SMK in rendering its opinion, is attached as Annex B to this document and is incorporated by reference in its entirety. The SMK opinion addresses only the fairness, from a financial point of view, to the holders of the Shares other than Fila and its affiliates of the consideration to be received by such holders pursuant to the Offer or the Merger, as of the date of the SMK opinion, and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender Shares pursuant to the Offer, as to how such stockholder should vote or act on any matter relating to the Merger, or whether such stockholder should seek to perfect his or her appraisal rights in connection with the Merger. Stockholders are urged to, and should, read the SMK opinion carefully and in its entirety.

      On December 16, 2004, after the close of the financial markets, the parties executed the definitive Merger Agreement and the Purchaser and the other parties thereto executed the Stock Purchase Agreement. A joint press release announcing the transaction was issued prior to the opening of the financial markets the next morning.

Reasons for the Board’s Recommendation

      In approving the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, including the Stock Purchase Agreement and the transactions contemplated thereby, and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer and vote to approve and adopt the Merger Agreement and the Merger, the Board considered a number of factors, including, without limitation, the following:

(1) Dixon’s high level of debt, including payments on Dixon’s subordinated debt in the amount of $2.5 million due on March 31, 2005 in order to prevent the exercise of warrants held by the subordinated lenders and the requirement that Dixon refinance over $30 million of debt in 2005;

(2) the historical, current and prospective financial condition, results of operations, business and business strategy of Dixon, including its inability to grow its revenues over the past several years;

(3) the advice from Dixon’s former investment bankers that Dixon should consider a merger or sale;

(4) the historical and current market prices and trading volumes of the Shares, and the premiums that $7.00 per Share represents with respect to the average market prices of the Shares during the last four years (134%), the last two years (101%), the last year (64%), the last six months (75%), and the closing price on August 30, 2004 (68%), the time the parties began negotiating, respectively;

(5) the extensive efforts of Dixon over a period of over four years to explore strategic alternatives, including a similar transaction with another party, including such factors as (a) the comparison of the $7.00 Offer Price to indications of interest received by Dixon in the past from other potential buyers, and given the extensive canvassing of the market for potential acquirers by Dixon and its former investment bankers, the relative likelihood that other potential acquirors would submit competitive proposals, (b) the potential harm to Dixon’s business of engaging with a bidder that did not present a significant likelihood of achieving a successful transaction, (c) the risk of losing an opportunity to enter into a transaction with the proposed purchaser and the lack of assurance that there would be another opportunity for Dixon’s stockholders to receive as significant of a premium as that contemplated by the proposed transactions, and (d) the loss of potential opportunities to enter into transactions with previously interested parties;

(6) the substantial cost to Dixon in fiscal 2005 for initial compliance with the internal audit requirements of Section 404 of the Sarbanes-Oxley Act, estimated at approximately $400,000;

(7) that the Merger Agreement provides that the Offer may not close until a minimum of 20 trading days following the announcement of the transaction, which the Board believed provides an adequate opportunity for alternative proposals to be made, and for the Board to consider such alternative proposals and agreements, if any;

(8) the current and prospective conditions of the industry, the economy and the capital markets, including certain challenges facing Dixon with respect to competition from foreign manufacturers;

(9) discussions with senior management of Dixon and Potter, Anderson & Corroon, LLP, Dixon’s Delaware legal counsel, regarding certain business and legal aspects, respectively, of the transactions contemplated by the Merger Agreement and the Stock Purchase Agreement;

(10) the inability of Dixon’s stockholders to participate in the growth of Dixon’s business after the consummation of the proposed transactions;

(11) the negotiations between Dixon and Fila with respect to the Merger Agreement;

(12) the opinion of SMK delivered to the Board that, as of December 16, 2004 and based upon and subject to the factors and assumptions set forth in the opinion, the $7.00 per Share in cash to be received by the holders of the Shares (other than Fila and its affiliates) in the Offer and the Merger is fair from a financial point of view to such holders, which opinion is attached hereto as Annex B and incorporated herein by reference; the presentation by, and discussions with, a representative of SMK as to matters relevant to such opinion, as described in “Background” above; and the Board being aware that SMK’s compensation was not contingent on the consummation of the Offer;

(13) that the Offer and Merger, because they are solely for cash consideration, provide certainty as to the value of the consideration to be received in the proposed transactions;

(14) that the consideration received by Dixon’s shareholders in the proposed transactions would be taxable to them;

(15) that as described in Item 3(b) above, existing agreements with executive officers will result in the acceleration of rights and payments as a result of consummation of the transactions and that all outstanding options for Shares granted under Dixon’s stock option plans will vest and the Purchaser is obligated to pay in cash an amount equal to the positive difference, if any, between $7.00 per option Share and the exercise price of such option;

(16) that the Merger Agreement requires Dixon to terminate all current stock option plans and any other benefit plan that provides for any issuance or grant of Shares and that accumulated payroll deductions credited to each participant’s account under Dixon’s Employee Stock Purchase Plan will be returned to participants;

(17) that the terms of the Offer and Merger provide reasonable certainty that the Purchaser will be required to purchase Shares tendered in the Offer and to close the Merger, and that the Purchaser’s obligations to purchase Shares in the Offer and to close the Merger are not subject to its ability to secure financing commitments;

(18) that, notwithstanding the generality of factor 17 above, the Purchaser is not obligated to purchase Shares in the Offer unless, among other conditions, 66 2/3% of the issued and outstanding Shares are tendered in the Offer; that the Purchaser is not obligated to close the Merger unless, among other conditions, holders of 66 2/3% of the issued and outstanding Shares vote to approve the Merger Agreement; and that certain stockholders of Dixon owning approximately 28% of the Shares outstanding as of December 16, 2004 have agreed to sell their Shares to the Purchaser conditioned on the Offer closing, or to tender their Shares into the Offer;

(19) that the Merger Agreement permits Dixon to furnish information, or enter into discussions or negotiations with, any person in response to an Acquisition Proposal (as defined in the Merger Agreement) that the Board or a Board committee determines in good faith, after consultation with outside legal counsel, reasonably could be expected to lead to a Superior Proposal (as defined in the Merger Agreement) provided that Dixon, its subsidiaries, or any of their representatives have not violated any of the restrictions set forth in the Merger Agreement, and that the Board or a Board committee determines in good faith, after consultation with outside legal counsel, that failure to take such action is likely to constitute a breach of the fiduciary duties of the Board under applicable law;

(20) that the Merger Agreement permits the Board to withdraw, amend or modify its recommendation of the Offer or Merger if the Board or a Board committee determines in good faith,

after consultation with its outside legal counsel, that its failure to do so would likely constitute a breach of its fiduciary duties;

(21) that the Merger Agreement permits the Purchaser to terminate the Offer or the Merger Agreement in certain circumstances, including the withdrawal, amendment or modification by the Board in a manner adverse to Fila, of its recommendation of the Offer or Merger;

(22) that the Merger Agreement requires Fila to deposit $800,000 in Escrow and that if the Merger Agreement is terminated because Fila or the Purchaser materially breaches any of its representations, warranties or covenants in the Merger Agreement, the deposit is payable to Dixon and Fila is obligated to pay all reasonable and documented out-of-pocket expenses incurred by Dixon since September 1, 2004 in connection with the Merger Agreement, the Offer and the Merger in an aggregate amount not to exceed $750,000;

(23) that the Merger Agreement provides for termination by either Fila or Dixon, at any time prior to consummation of the Offer, if the Board shall have authorized Dixon to enter into a written agreement for a transaction that constitutes a Superior Proposal, and if the Merger Agreement is validly terminated for that reason or for Dixon’s breach of the Merger Agreement that creates such right of termination, Dixon is obligated to pay to Fila a non-refundable termination fee of either $400,000 or $800,000 (depending on whether the breach gives rise to a Material Adverse Effect, as defined in the Merger Agreement) and to reimburse Fila for all reasonable and documented out-of-pocket expenses incurred by Fila after September 1, 2004 in connection with the Merger Agreement, the Offer and the Merger in an aggregate amount not to exceed $750,000;

(24) the ability of Dixon’s stockholders who object to the Merger to obtain “fair value” for their shares if they exercise and perfect their appraisal rights under Delaware law; and

(25) the other terms and conditions of the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger, and the Stock Purchase Agreement.

      The foregoing discussion of information and factors considered and given weight by the Board is not intended to be exhaustive, but is believed to include all of the material factors, both positive and negative, considered by the Board. In evaluating the transactions, the members of the Board considered their knowledge of the business, financial condition and prospects of Dixon, and the views of Dixon’s management and its financial and legal advisors. In view of the wide variety of factors considered in connection with its evaluation of the transactions, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors.

      The Board recognized that, while the transactions give Dixon’s shareholders the opportunity to realize a significant premium over the trading price of the Shares over the past four years, adopting the Merger Agreement would eliminate the opportunity for Dixon’s shareholders to participate in the future growth and profits of Dixon. The Board also realized that the fee and expense reimbursement required by the terms of the Merger Agreement to be paid by Dixon in certain circumstances would make it more costly for another potential purchaser to acquire Dixon. The Board believed that the loss of the opportunity to participate in the growth and profits of Dixon following the Offer and the Merger and the risks associated with the termination fee and expense reimbursement provisions were reflected in the $7.00 per Share price offered by the Purchaser in the Offer and the Merger, and that fee and expense reimbursement provisions are customary in transactions of this type.

Fairness Opinion

      SMK rendered its opinion to the Board that, as of December 16, 2004 and based upon and subject to the factors and assumptions set forth in the written opinion, the $7.00 per Share in cash to be received by the holders (other than Fila and its affiliates) of the Shares in the Offer and the Merger is fair from a financial point of view to such holders.

      The full text of the written opinion of SMK, dated December 16, 2004, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. You should read the opinion in its entirety. SMK provided its opinion for the information and assistance of the Board in connection with its consideration of the transactions. The SMK opinion is not a recommendation as to whether any holder of Shares should tender such Shares in connection with the Offer, how any holder of such Shares should vote with respect to the Merger, or whether any holder of shares should seek to perfect his or her appraisal rights in connection with the Merger.

      In connection with rendering the opinion described above and performing its related financial analyses, SMK reviewed, among other things:

•	the Merger Agreement;

•	Internally generated financial statements of Dixon for the fiscal year ended September 30, 2004;

•	annual reports to stockholders and Annual Reports on Form 10-K of Dixon for the five fiscal years ended September 30, 2003;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Dixon;

•	certain other communications from Dixon to its stockholders; and

•	certain internal financial analyses and forecasts for Dixon prepared by its senior management.

      SMK also held discussions with members of the senior management of Dixon and Dixon’s financial advisors regarding the assessment of Dixon’s past and current business operations, financial condition and future prospects. In addition, SMK reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for Dixon with similar information for certain other companies, the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the U.S. writing instruments industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

      SMK relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion described above. In addition, SMK did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent liabilities) of Dixon or any of its subsidiaries and SMK was not furnished with any such evaluation or appraisal. SMK’s opinion did not address the underlying business decision of Dixon to engage in the Offer or the Merger. SMK was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or other business combination with Dixon. SMK’s opinion described above is provided for the information and assistance of the Board in connection with its consideration of the transactions contemplated by the Merger Agreement and such opinion does not constitute a recommendation whether or not any holder of Shares should tender such Shares in connection with the Offer, how any holder of Shares should vote with respect to the Merger or whether any holder of shares should seek to perfect his or her appraisal rights in connection with the Merger.

      The following is a summary of the material financial analyses used by SMK in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by SMK. The order of analyses described does not represent relative importance or weight given to those analyses by SMK. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of SMK’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed as of November 29, 2004 and is not necessarily indicative of current market conditions.

      Selected Companies Analysis. While SMK found it difficult to locate companies directly comparable to Dixon, SMK reviewed and compared certain financial information for Dixon to corresponding financial information for the following publicly traded guideline companies which SMK believed have a reasonable degree of comparability:

•	Avery Dennison Corp.

•	Cross (A.T.) & Co.

•	CSS Industries, Inc.

•	General Binding Corp.

•	JAKKS Pacific, Inc.

•	Jarden Corporation

•	Newell Rubbermaid, Inc.

•	School Specialty, Inc.

•	Staples, Inc.

•	United Stationers, Inc.

      The financial information was based on information from SEC filings. The data presented below for the public companies is based on pricing as of November 29, 2004 and the then most recently reported financial statements (as of June or July 2004). The pricing of $4.00 per Share for Dixon (DXT) is based on the trading price of the Shares prior to the presumed effect of the pending Offer on the marketplace, as discussed below. The second row containing Dixon information assumes a price of $7.00 per Share based on the Offer Price so that proper comparisons can be made between the Offer and the market trading price.

      Relevant data regarding the public guideline companies described above, in addition to comparative financial information for Dixon, is as follows:

		Primary		Net		Price-	EPS Basic	Com
	Ticker	SIC		Income	Stkhlders’	Close	from	Shares
Company Name	Symbol	Code	Sales	(Loss)	Equity	11/29/04	Operations	Outstanding

			($mil)	($mil)	($mil)			(mil)
AVERY DENNISON CORP	AVY	2670	5,005.900	246.900	1,377.600	58.480	2.480	99.570
CROSS (A.T.) & CO — CL A	ATX	3950	128.399	(0.426)	71.839	4.800	(0.028)	15.021
CSS INDUSTRIES INC	CSS	2670	530.614	29.482	244.646	32.050	2.492	11.830
GENERAL BINDING CORP	GBND	3579	702.629	4.815	57.078	13.890	0.300	16.032
JAKKS PACIFIC INC	JAKK	3942	358.106	22.343	423.794	19.210	0.898	24.867
JARDEN CORP	JAH	3634	716.626	41.157	275.380	39.340	1.524	27.007
NEWELL RUBBERMAID INC	NWL	3089	7,305.600	(150.200)	1,900.300	23.340	(0.547)	274.400
SCHOOL SPECIALTY INC	SCHS	5961	940.832	45.655	413.222	37.640	2.394	19.070
STAPLES INC	SPLS	5940	13,707.346	625.860	3,711.837	32.340	1.254	499.194
UNITED STATIONERS INC	USTR	5110	3,876.580	89.628	690.100	48.150	2.644	33.903

		Primary		Net		Price-	EPS Basic	Com
	Ticker	SIC		Income	Stkhlders’	Close	from	Shares
Company Name	Symbol	Code	Sales	(Loss)	Equity	11/29/04	Operations	Outstanding

			($mil)	($mil)	($mil)			(mil)
Median			828.729	35.319	418.508	32.195	1.389	25.937
Dixon Ticonderoga (based on 9/30/04 fin. Stmts. and $4 p/s price)	DXT	3950	88.147	1.143	21.893	4.000	0.356	3.208
Dixon Ticonderoga (based on 9/30/04 fin. Stmts. and $7 p/s price)	DXT	3950	88.147	1.143	21.893	7.000	0.356	3.208
Dixon Ticonderoga (2005 fin. projections)	DXT	3950	95.524	2.026	23.919	0.000	0.632	3.20

      SMK believed that in terms of sales and standard industrial code classification, Cross (A.T.) & Co. and JAKKS Pacific, Inc. are the most comparable to Dixon. Newell Rubbermaid was included by SMK as a guideline company because it competes directly with Dixon; however, given its relative size, SMK believed that Newell could not be considered reasonably comparable. School Specialty, Inc. and Staples, Inc. were reviewed because Dixon supplies these companies; however, due to the fact that these businesses are retailers and are much larger in size, SMK did not consider them to be directly comparable. SMK noted that Dixon is much smaller than the public guideline companies as indicated by the sales and equity levels.

      The following chart provides performance and pricing comparisons between the public guideline companies and DXT:

							Price to
	Price to	Return on	Price to	Return on	Price to	Return on	Total
Company Name	Earnings	Sales	Sales	Equity	Book	Assets	Assets

		(as %)		(as %)		(as %)
AVERY DENNISON CORP	23.584	4.932	1.163	17.922	4.227	5.983	1.411
CROSS (A.T.) & CO — CL A	(169.251)	(0.332)	0.562	(0.593)	1.004	(0.387)	0.654
CSS INDUSTRIES INC	12.860	5.556	0.715	12.051	1.550	8.008	1.030
GENERAL BINDING CORP	46.248	0.685	0.317	8.436	3.901	0.895	0.414
JAKKS PACIFIC INC	21.380	6.239	1.334	5.272	1.127	3.652	0.781
JARDEN CORP	25.815	5.743	1.483	14.946	3.858	4.092	1.056
NEWELL RUBBERMAID INC	(42.640)	(2.056)	0.877	(7.904)	3.370	(2.188)	0.933
SCHOOL SPECIALTY INC	15.722	4.853	0.763	11.049	1.737	4.593	0.722
STAPLES INC	25.795	4.566	1.178	16.861	4.349	9.676	2.496
UNITED STATIONERS INC	18.213	2.312	0.421	12.988	2.365	7.008	1.276
Median	19.797	4.709	0.820	11.550	2.868	4.342	0.981
Dixon Ticonderoga (based on 9/30/04 fin. Stmts. and $4 p/s price)	11.226	1.297	0.146	5.221	0.586	1.538	0.173
Dixon Ticonderoga (based on 9/30/04 fin. Stmts. and $7 p/s price)	19.646	1.297	0.255	5.221	1.026	1.538	0.302
Dixon Ticonderoga (based on 2005 fin. proj. and $7 p/s price)	11.084	2.121	0.235	8.470	0.939	2.653	0.294

      SMK’s review of Dixon’s performance as compared to the public guideline companies indicated that Dixon’s returns on sales, equity and assets in 2004 were substantially lower than the median returns indicated by the public guideline companies. Accordingly, Dixon’s trading price at the end of the 2004 fiscal year yielded pricing multiples that generally fall below the guideline public multiples as indicated in the first row of data for Dixon.

      The second row of Dixon data reflects pricing multiples based on Dixon’s September 30, 2004 financial results and the assumed price of $7.00 per Share as indicated in the Proposed Transaction. The third row shows returns and pricing multiples based on Dixon’s management’s 2005 projection and the assumption of a $7.00 per Share price. SMK’s analysis indicated that the proposed price of $7.00 per Share yields a price-to-earnings multiple for 2004 that exceeds the public guideline company median and that $7.00 per share for the Shares is an attractive price based on the current earnings level. SMK’s analysis indicated that the projected 2005 data and the proposed price of $7.00 per Share indicates a price-to-earnings multiple consistent with Dixon’s current P/ E ratio, but still below the public median. However, SMK believed that since the projected 2005 data suggests an increase in earnings of over 75% in the 2005 fiscal year, based on Dixon’s history, an investor would perceive substantial risk in the projected numbers and therefore the discount to the current public median is reasonable.

      SMK believed that overall, the public guideline company analysis yielded a wide range of pricing multiples from which it could gain some level of guidance for pricing the Shares. The price-to-earnings multiples of the public guideline companies ranged from a negative P/ E to 46.25x, with an overall median of 19.8x. The positive range of value for Dixon derived from these public P/ Es is $14.7 million to $52.86 million, with the median P/ E yielding a value of $22.63 million based on Dixon’s 2004 after-tax earnings. SMK noted that this median is very close to the Offer Price of $7.00 per Share, or $22.46 million based on approximately 3.2 million Shares outstanding. SMK believed that based on Dixon’s relative performance, balance sheet and size, a value consistent with the median of the public companies is strong support for the fairness of the price to be paid for Shares in the Offer and the Merger.

      The price-to-book value range for the public guideline companies was 1.004x to 4.35x, with a median of 2.87x. These public multiples, when applied to Dixon’s stockholder equity in 2004, yield values ranging from $21.98 million to $95.2 million, with a median of $62.8 million. SMK believed that given Dixon’s lower return on equity relative to the public median and a more leveraged balance sheet, it is reasonable that the market value of Dixon falls in the lower end of the public range. SMK noted that in terms of size and operations, Dixon is most comparable to Cross which trades at a price-to-book value of 1.004x and that although Cross has incurred recent losses, its balance sheet reflects a much stronger position than Dixon’s.

      SMK’s analysis indicated that the price-to-sales and price-to-assets ratios for the public guideline companies yielded value indications for Dixon ranging from approximately $28 million to $186 million, with a median of roughly $73 million. SMK believed that these value indications are clearly high and not particularly useful in its analysis, although Dixon’s performance and financial position clearly cause its value to be at the lower end based on the public sales and asset multiples.

      SMK’s analysis indicated that the two most comparable public guideline companies (Cross and JAKKS) have returns on equity below 10% and are trading at price-to-book multiples well below the public median. SMK’s review of Dixon’s financial statements indicated that Dixon’s performance improved substantially in the 2004 fiscal year, while Cross incurred losses for the twelve-month period ended September 30, 2004. However, SMK noted that Dixon’s balance sheet is substantially encumbered with debt compared to Cross as evidenced by an interest-bearing debt-to-equity ratio of 147% compared to Cross’ ratio of 13%. SMK also noted that JAKKS has had more consistent earnings in addition to a less leveraged balance sheet as indicated by a debt-to-equity ratio of 23%. SMK’s analysis indicated that overall, the financial comparisons support a lower pricing multiple for Dixon of approximately 59% of book value.

      SMK believed that the Offer Price of $7.00 per Share reflects a price-to-book value ratio of approximately 102.6% based on Dixon’s stockholders’ equity at September 30, 2004, again, indicating that the $7.00 Offer Price is attractive one for the Shares. SMK’s analysis also indicated that the price-to-book value indicated by the Offer Price is consistent with that of Cross, a similar-sized business that, although incurring recent losses, has a much stronger financial position than Dixon as indicated by the debt ratios discussed above and an equity percentage of 65% compared to Dixon’s equity percentage of 29%.

      SMK believed that overall, the public guideline company analysis is limited for its purposes due to the lack of direct comparables. However, it was SMK’s opinion that the guideline company analysis indicates amounts investors are willing to pay for securities of similar businesses and the comparative analysis supports the $7.00 per Share Offer Price.

      Selected Transactions Analysis. SMK also analyzed certain information relating to the July, 2000 acquisition by JAKKS of Pentech International (“Pentech”). Pentech and its wholly-owned subsidiary, Sawdust Pencil Company, were engaged in the production, design and marketing of writing and drawing instruments which are marketed to major mass marketers located in the United States. Pentech generated approximately $40 million in annual revenue in 2000 and had assets totaling approximately $30 million.

      JAKKS acquired all outstanding Pentech shares for $1.60 per share, or a total consideration of $19,117,500 for 11,946,259 shares of common stock. SMK noted that prior to the acquisition, JAKKS had purchased 625,000 shares of Pentech in the open market at a per share price of $1.29 per share, suggesting a premium for the controlling shares of approximately 24% over the market price.

      SMK noted certain similarities between Pentech and Dixon including:

•	Both companies incurred losses in recent years prior to acquisition;

•	Pentech’s balance sheet was substantially leveraged, with total interest-bearing debt representing approximately 42% of total assets, compared to Dixon’s interest-bearing debt of 43% of total assets at September 30, 2004;

•	Like Dixon, a high percentage of Pentech’s debt was listed as current at the acquisition date; and,

•	Prior to the acquisition, Pentech had been in violation of certain financial covenants related to the existing credit agreement, which was restructured for a three-year period at which time the covenants were modified.

      SMK noted that when compared to the recent trading price of $4.00 per Share, the $7.00 per Share Offer Price represents a substantial premium of 75% over that trading price. Although that level of premium exceeds the premium indicated by the acquisition of Pentech; SMK believed that it can be attributed to Dixon’s significant improvement in operating results in the most recent year in addition to improvements in the capital markets.

      SMK concluded that the Offer Price of $7.00 per Share represents a large premium above the recent traded price of the Shares, which compares favorably to the Pentech acquisition. Given the similarities between Pentech and Dixon with respect to products, performance and financial position, it was SMK’s opinion that the Pentech transaction supports the fairness of the price to be paid for Shares in the Offer and the Merger, particularly based on the higher relative premium reflected in the Offer Price.

      Discounted Cash Flow Analysis. To establish a range of value for the Shares, SMK employed the discounted cash flow method which involves calculating the present value of estimated future available cash flows. The discount rate used to calculate present value is commensurate with return requirements in the capital markets and the risks inherent in the specific investment. SMK used the debt-free or invested capital method of discounting to eliminate the impact of financial leverage by calculating the value of cash flows available to both debt and equity investors. Then, Dixon’s interest-bearing debt was subtracted to determine the value of the equity.

      SMK conducted this analysis using the after-tax cash flow available to debt and equity investors (known as the “debt free” or “invested capital” method) calculated as follows:

Earnings before interest & tax
×	(1 - tax rate)
Earnings to debt & equity investors
+	Depreciation & amortization (non-cash expenses)
-	Capital expenditures
-	Increases in working capital requirements (excluding interest bearing debt)
=	Net cash flow available to investors (both debt and equity holders)

      The duration of Dixon’s financial projections used by SMK in this analysis was based on the length of time necessary to reach stable revenue, volume growth, expense structure and capacity utilization. SMK estimated net cash flow available to debt and equity investors on an annual basis in the short-term. In the long-term, SMK estimated that net cash flows would increase at a stable, average annual growth rate, indefinitely. The cash flow projections expected by a typical willing buyer were based on Dixon’s management’s 2005 projection and management discussions, as well as economic and industry conditions. SMK was not provided with comprehensive financial projections by Dixon’s management.

      The assumptions made by SMK in developing the financial projections for Dixon are as follows:

•	Revenue growth of 8.4% in 2005 was based on management’s projection. Volume was projected to increase at rates declining from 8% in 2006 to 5% in 2010. Cash flow was projected to grow at a 3% annual rate based on economic growth expectations into perpetuity;

•	Cost of revenue and cash operating expenses as a percentage of sales were based on management’s 2005 financial projection throughout the projection period;

•	Working capital needs were based on historic levels of working capital relative to sales; and,

•	Capital expenditures and depreciation levels are based on Dixon’s recent history with these items, as well as management’s 2005 projection.

      SMK next determined the discount rate applicable to cash flows available to debt and equity investors based on the weighted average cost of capital (WACC), which represents the blended, after-tax costs of debt and equity.

      The cost of equity, or return required by an equity investor, was based on the return requirements for alternative investments in the capital markets and the risks inherent in Dixon. Based on historic returns yielded by small publicly traded companies and considering specific Dixon risks, SMK developed a cost of equity ranging from 12.83% to 13.13%.

      The cost of debt assumed an 8.75% interest cost based on the blended rate currently being paid on Dixon’s debt. After consideration of an approximate 38% tax rate, SMK determined that the after-tax cost of debt is 5.46%. The proportion of invested capital attributable to equity (50%) and debt (50%) was based on the current and anticipated capital structure of Dixon’s business.

      SMK’s determination of the weighted average cost of capital for DXT is as follows:

	Weighting

After-tax cost of debt	5.46%	×	50%	=	2.73%
After-tax cost of equity	15.13%	×	50%	=	7.57%

Weighted average cost of capital (WACC)					10.3%

	Weighting

After-tax cost of debt	5.46%	×	50%	=	2.73%
After-tax cost of equity	13.88%	×	50%	=	6.94%

Weighted average cost of capital (WACC)					9.67%

      As indicated above, SMK applied discount rates of 10.3% and 9.67% to the projected cash flow streams. The discounted cash flow schedules under these two costs of capital assumptions are as follows:

DIXON TICONDEROGA COMPANY

DISCOUNTED CASH FLOW METHOD — INVESTED CAPITAL

Valuation as of November 30, 2004

	Fiscal Years Ending September 30

	FYE 2004		FYE 2005		FYE 2006		FYE 2007		FYE 2008		FYE 2009		FYE 2010

	Adjusted	%	Projected	%	Projected	%	Projected	%	Projected	%	Projected	%	Projected	%

Revenue	$88,147,118	100.0%	$95,524,000	100.0%	$102,210,680	100.0%	$108,854,374	100.0%	$115,385,637	100.0%	$121,731,847	100.0%	$127,818,439	100.0%
Cost of Revenue	54,581,911	61.9%	58,460,000	61.2%	62,552,200	61.2%	66,618,093	61.2%	70,615,179	61.2%	74,499,013	61.2%	78,223,964	61.2%

Gross Profit	33,565,207	38.1%	37,064,000	38.8%	39,658,480	38.8%	42,236,281	38.8%	44,770,458	38.8%	47,232,833	38.8%	49,594,475	38.8%
Cash Operating Expense	25,687,253	29.1%	28,218,370	29.5%	30,152,151	29.5%	32,112,040	29.5%	34,038,763	29.5%	35,910,895	29.5%	37,706,440	29.5%
EBITDA	7,877,954	8.9%	8,845,630	9.3%	9,506,329	9.3%	10,124,241	9.3%	10,731,695	9.3%	11,321,938	9.3%	11,888,035	9.3%
Depreciation	2,137,000	2.4%	1,728,447	1.8%	1,589,298	1.6%	1,490,650	1.4%	1,424,301	1.2%	1,383,526	1.1%	1,362,774	1.1%

Operating Income	5,740,954	6.5%	7,117,183	7.5%	7,917,031	7.3%	8,633,591	7.9%	9,307,394	8.1%	9,938,413	8.2%	10,525,262	8.2%
Other Income & (Expense)	(93,963)	-0.1%	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%

EBIT	5,646,991	6.4%	7,117,183	7.5%	7,917,031	7.7%	8,633,591	7.9%	9,307,394	8.1%	9,938,413	8.2%	10,525,262	8.2%

Federal & State Income Tax			2,676,061	2.8%	2,976,804	2.9%	3,246,230	3.0%	3,499,580	3.0%	3,736,843	3.1%	3,957,498	3.1%

Earnings after Tax*			$4,441,122	4.6%	$4,940,227	4.8%	$5,387,361	4.9%	$5,807,814	5.0%	$6,201,570	5.1%	$6,567,763	5.1%

*	The impact of tax deductible interest expense is accounted for in determining the after-tax cost of debt

			FYE 2005	FYE 2006	FYE 2007	FYE 2008	FYE 2009	FYE 2010

Cash Flow to Invested Capital
Earnings after Tax*			$4,441,122	$4,940,227	$5,387,361	$5,807,814	$6,201,570	$6,567,763
Plus: NonCash Items			1,728,447	1,589,298	1,490,650	1,424,301	1,383,526	1,362,774

Gross Cash Flow			6,169,569	6,529,526	6,878,011	7,232,115	7,585,095	7,930,537
Less: Working Capital Needs			(2,735,316)	(2,611,524)	(2,648,816)	(2,745,613)	(2,863,764)	(2,817,867)
Less: Capital Expenditures			(955,240)	(1,022,107)	(1,088,544)	(1,153,856)	(1,217,318)	(1,278,184)

Net Cash Flow to Inv. Capital			$2,479,013	$2,895,894	$3,140,650	$3,332,646	$3,504,013	$3,834,486
time period			0.50	1.50	2.50	3.50	4.50	5.50
PV Factor			0.95	0.86	0.78	0.71	0.64	0.58

Present Value			$2,360,483	$2,500,052	$2,458,273	$2,365,069	$2,254,574	$2,236,918
Value of Cashflows — next 6 yrs.	$14,175,369						KWacc =	10.3%
Present Value of Terminal	31,583,628					Long Term Growth g =		3.0%

Value of Invested Capital	$45,759,000	rounded				Capitalization Rate (k-g)		7.3%
Less: All Interest Bearing Debt	(32,509,988)	rounded				Cash Flow in 2010		3,834,486

100% Equity Interest**	$13,249,000	rounded				x(1+g)		103.0%

					Cash Flow in 2011 = CFI			3,949,520
					Terminal Value (CFI/Cap.Rate)			$54,140,100
						PV Factor		0.58

					Present Value of Terminal Value			$31,583,628

DIXON TICONDEROGA COMPANY

DISCOUNTED CASH FLOW METHOD — INVESTED CAPITAL

Valuation as of November 30, 2004

	Fiscal Years Ending September 30

	FYE 2004		FYE 2005		FYE 2006		FYE 2007		FYE 2008		FYE 2009		FYE 2010

	Adjusted	%	Projected	%	Projected	%	Projected	%	Projected	%	Projected	%	Projected	%

Revenue	$88,147,118	100.0%	$95,524,000	100.0%	$102,210,680	100.0%	$108,854,374	100.0%	$115,385,637	100.0%	$121,731,847	100.0%	$127,818,439	100.0%
Cost of Revenue	$54,581,911	61.9%	58,460,000	61.2%	62,552,200	61.2%	66,618,093	61.2%	70,615,179	61.2%	74,499,013	61.2%	78,223,964	61.2%

Gross Profit	33,565,207	38.1%	37,064,000	38.8%	39,658,480	38.8%	42,236,281	38.8%	44,770,458	38.8%	47,232,833	38.8%	49,594,475	38.8%
Cash Operating Expense	25,687,253	29.1%	28,218,370	29.5%	30,152,151	29.5%	32,112,040	29.5%	34,038,763	29.5%	35,910,895	29.5%	37,706,440	29.5%

EBITDA	7,877,954	8.9%	8,845,630	9.3%	9,506,329	9.3%	10,124,241	9.3%	10,731,695	9.3%	11,321,938	9.3%	11,888,035	9.3%
Depreciation	2,137,000	2.4%	1,728,447	1.8%	1,589,298	1.6%	1,490,650	1.4%	1,424,301	1.2%	1,383,526	1.1%	1,362,774	1.1%

Operating Income	5,740,954	6.5%	7,117,183	7.5%	7,917,031	7.7%	8,633,591	7.9%	9,307,394	8.1%	9,938,413	8.2%	10,525,262	8.2%
Other Income & (Expense)	(93,963)	-0.1%	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%

EBIT	5,646,991	6.4%	7,117,183	7.5%	7,917,031	7.7%	8,633,591	7.9%	9,307,394	8.1%	9,938,413	8.2%	10,525,262	8.2%

Federal & State Income Tax			2,676,061	2.8%	2,976,804	2.9%	3,246,230	3.0%	3,499,580	3.0%	3,736,843	3.1%	3,957,498	3.1%

Earnings after Tax*			$4,441,122	4.6%	$4,940,227	4.8%	$5,387,361	4.9%	$5,807,814	5.0%	$6,201,570	5.1%	$6,567,763	5.1%

*	The impact of tax deductible interest expense is accounted for in determining the after-tax cost of debt

			FYE 2005	FYE 2006	FYE 2007	FYE 2008	FYE 2009	FYE 2010

Cash Flow to Invested Capital
Earnings after Tax*			$4,441,122	$4,940,227	$5,387,361	$5,807,814	$6,201,570	$6,567,763
Plus: NonCash Items			1,728,447	1,589,298	1,490,650	1,424,301	1,383,526	1,362,774

Gross Cash Flow			6,169,569	6,529,526	6,878,011	7,232,115	7,585,095	7,930,537
Less: Working Capital Needs			(2,735,316)	(2,611,524)	(2,648,816)	(2,745,613)	(2,863,764)	(2,817,867)
Less: Capital Expenditures			(955,240)	(1,022,107)	(1,088,544)	(1,153,856)	(1,217,318)	(1,278,184)

Net Cash Flow to Inv. Capital			$2,479,013	$2,895,894	$3,140,650	$3,332,646	$3,504,013	$3,834,486
time period			0.50	1.50	2.50	3.50	4.50	5.50
PV Factor			0.95	0.87	0.79	0.72	0.66	0.60

Present Value			$2,367,200	$2,521,453	$2,493,446	$2,412,580	$2,312,972	$2,307,937
Value of Cashflows — next 6 yrs.	$14,415,589						KWacc =	9.7%
Present Value of Terminal	35,639,810					Long Term Growth g =		3.0%

Value of Invested Capital	$50,055,000	rounded				Capitalization Rate (k-g)		6.7%
Less: All Interest Bearing Debt	(32,509,988)	rounded				Cash Flow in 2010		3,834,486

100% Equity Interest**	$17,545,000	rounded				x(1+g)		103.0%

					Cash Flow in 2011 = CFI			3,949,520
					Terminal Value (CFI/Cap.Rate)			$59,213,198
					PV Factor			0.60

					Present Value of Terminal Value			$35,639,810

      SMK discounted the annual cash flows in the short-term using the weighted average cost of capital and determined the value of the long-term cash flows (known as the terminal value) based on the capitalization of cash flows using the weighted average cost of capital and adjusting for estimated annual long-term growth. Discounting the short-term and long-term cash flows available to debt and equity investors resulted in a range of value for invested capital ranging from $45,759,000 to $50,055,000. After subtracting total interest-bearing debt of $32,510,000 the resulting equity value ranges from $13,429,000 to $17,545,000. Based on 3,207,894 shares of common stock outstanding, the per Share value ranges from approximately $4.10 to $5.50.

      SMK found that for a financial buyer, the discounted cash flow method supports the $4.00 per Share market price of the stock (prior to the recent effect of the pending Offer on the market price as discussed below) up to a premium over that price of approximately 38% and that the $7.00 per Share Offer Price would be beneficial to Dixon’s stockholders and represents a synergistic value to Fila.

      Price History. SMK researched the pricing history of the Shares from the end of September 2002 to November 29, 2004. SMK noted that from September 25, 2002 through June 2, 2003, the price of the Shares fluctuated between $1.00 and $2.00, averaging $1.67 per Share during this period. On June 3, 2003, the trading price increased 42% (from $1.80 per share to $2.55 per Share) although there were no major changes in Dixon’s operations or announcements that would cause such a dramatic rise in value. Given that a nonbinding indication of interest from a potential buyer was submitted to Dixon just a few days before, SMK believed it is reasonable to assume that the run up in price is related to some speculation in the marketplace as to a possible transaction.

      The price of the Shares continued to climb in the following weeks to a high of $3.55 and closed at $3.27 per Share on August 12, 2003, the day before Dixon’s June 30, 2003 earnings announcement. On August 13, 2003 after the positive earnings announcement, the price of the Shares rose approximately 18%, closing at $3.85 per share, although at the end of trading on August 15, 2003 (end of week), the Shares closed down at a price of $3.71 per Share. SMK concluded that Dixon’s improved performance had a positive impact on the trading price of the Shares, but believed it is logical to assume that much of the increase in price since the indication of interest made by the potential buyer related to that potential transaction. SMK believed that the impact of the termination of the proposed purchase in September 2003 was evident in the trading price of the Shares, which decreased from $4.00 in early September to as low as $3.00 in the latter part of the month.

      During the succeeding months, the price of the Shares fluctuated between approximately $3.00 and $3.70 per Share, closing at $3.27 per Share on December  26, 2003. On December 29, 2003, the next trading day, Dixon announced its 2003 earnings which resulted in an 18.7% rise in the price to $3.88 per Share, very similar to the June earnings announcement. The Shares subsequently traded above $4.00, closing at $4.18 per Share on January 9, 2004. On the next trading day of January 12, 2004, Dixon announced it had signed an exclusivity agreement with Jarden Corporation, at which time the trading price of the Shares rose 13.6%, closing at $4.75 per Share. The exclusivity agreement was amended three times from January 12, 2004 through March 15, 2004 during which the price of the stock dropped from a high of $4.89 to $4.19 per Share. When the discussions with Jarden Corporation were officially terminated on March 29, 2004, the price of the Shares declined 15.5% from the previous day’s close (from $4.26 to $3.60). The Shares traded at a price ranging from $3.20 to $4.43 per Share in the subsequent eight-month period, with a closing price of $4.05 per Share on November 17, 2004. SMK noted that on January 2, 2004, prior to the signing of an exclusivity agreement with Jarden Corporation, the Shares also closed at a price of $4.05 per share.

      On November 22, 2004, the Shares closed at a price of $4.00. From November 23 through November 29, the closing price of the Shares rose from $4.31 to $6.05 per Share, reflecting an increase of over 50% above the November  22, 2004 trading price. SMK concluded that it is reasonable to assume that the increase in trading price in November, 2004 was due to market speculation concerning a possible offer because Dixon did not disclose any financial or operational information during this period that could reasonably have been expected to result in such an increase in trading price.

      From the above review of Dixon’s trading history, SMK believed it is evident that a per Share price of approximately $4.00 represents the true market value of the Shares based on Dixon’s performance. Therefore, SMK concluded that the 75% premium over the unaffected trading value represented by a sale at $7.00 per Share is a true economic benefit to be received by the Dixon stockholders without any influence of knowledge in the investment community of the pending Offer.

      Although the per share trading price of the Shares represents arm’s-length trading activity, ostensibly reflecting a true economic market value to stockholders, SMK believes that if all of Dixon’s stockholders wanted to receive the value of their stock holdings, Dixon would not have the liquidity to purchase them, nor would the market sustain the current market value in the event of such a large sell order. SMK concluded that this factor further supports its conclusion that the price of $7.00 per Share represents a substantial premium.

      Overall Fairness of the Transaction. SMK determined that the Offer at $7.00 per Share represents a significant premium above the current trading price of the stock, and that, to the extent comparable companies and transactions are considered, the Offer Price exceeds the median values for those companies using nearly all metrics SMK considered relevant. Thus, SMK concluded that from a financial point of view, the Offer and the Merger are fair to Dixon’s stockholders. SMK concluded that the overall transaction represented by the Offer and the Merger is economically sound. In this case, there are several factors considered by SMK in rendering an opinion as indicated below:

•	although Dixon was able to restructure its long-term debt, over $30 million is due in 2005 and it is probable that another restructuring would be necessary at a material cost to Dixon;

•	Dixon’s former investment bankers attempted to identify a potential buyer for Dixon through a long and arduous process during which a number of interested parties were contacted. However, valuations continued to fall due to concerns over the Dixon’s performance and ability to service its debt;

•	although Dixon has shown improvement in its recent operations, the public guideline company analysis indicates Dixon’s unfavorable historic performance and weaker financial position relative to similar publicly traded businesses. Overall, the public company analysis supports the Offer and Merger and the amount to be received by Dixon’s stockholders;

•	given the operating and financial similarities of Pentech International, Inc. and Dixon, the recent sale of Pentech and the indicated premium over the trading price that was paid by the buyer in that transaction strongly supports the Offer and Merger;

•	the 75% premium over the unaffected trading value represented by the $7.00 per Share Offer Price is in itself a strong argument and motivation for selling the Shares. Fila represents the first truly synergistic potential purchaser of Dixon since the discussions with Jarden Corporation were terminated and it is unlikely that Dixon’s stockholders could currently receive such a premium from a non-synergistic, financial buyer;

•	Dixon does not have the liquidity to redeem all outstanding Shares, nor would the market be able to sustain market value for such a large sell order, thus Dixon’s stockholders would not be able to realize full value in the event that 100% of the Shares were offered for sale in the market; and,

•	Fila has expressed concerns regarding the proposed form of purchase (stock versus asset) and the assumption of any unknown liabilities that may exist. Also, Fila has additional concerns regarding the level of inventory held and potential obsolescence, Dixon’s inability to reach sales and EBITDA targets, and the level of Dixon’s debt. The reality of these concerns in the marketplace supports the Offer and Merger at an attractive price of $7.00 per Share.

      SMK believed that Dixon’s management has performed the appropriate analysis to ensure the best deal for the stockholders and has allowed for Dixon to continue in the most stable and profitable manner. Although Dixon has improved its financial performance through expense reductions, the uncertainty related to future pricing pressure and top line volume, as well as the condition of Dixon’s balance sheet, led SMK to conclude that the Offer and Merger represents an attractive price for the stockholders of Dixon.

      In the course of its review, SMK relied upon and assumed without independent verification the accuracy and completeness of all financial records and related information supplied by Dixon and its representatives.

      As described above, SMK’s opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by SMK in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of SMK attached as Annex B.

      SMK specializes in valuing businesses and securities in connection with acquisitions and dispositions of both closely held and publicly traded companies and in advising clients on matters pertaining to equity ownership. SMK has performed valuation and advisory services since 1946 for clients in over 20 states. SMK’s fees for its analysis and opinion are not contingent on the closing of the Offer or the Merger. Dixon has agreed to indemnify SMK against certain liabilities arising out of its engagement.

Intent to Tender

      To the best of Dixon’s knowledge, each executive officer, director, affiliate or subsidiary of Dixon who owns Shares intends to tender all issued and outstanding Shares held of record or issued and outstanding Shares beneficially owned by such person to the Purchaser in the Offer.

Item 5.	Person/ Assets, Retained, Employed, Compensated or Used.

      Dixon engaged SMK to render a fairness opinion in connection with previous potential transactions and the transactions contemplated by the Merger Agreement. Although SMK had the benefit of its previous work on other proposed Dixon transactions, SMK’s compensation for all work for Dixon was $47,781 (including expenses), and for the specific transactions contemplated by the Merger Agreement was $11,707 (including expenses). SMK’s compensation is not contingent on the closing of the Offer or the Merger.

      Dixon also engaged KPMG to assist the Committee and the Board in reviewing and evaluating offers and offer terms with prospective buyers and to assist it in its analysis of a sale of Dixon. KPMG’s compensation for those services is based on hourly fees and is not contingent on the closing of the Offer or the Merger.

      Neither Dixon nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the transactions.

Item 6.	Interest in Securities of the Subject Company.

      No transactions in Shares have been effected during the past 60 days by Dixon or any of its subsidiaries or, to the best of Dixon’s knowledge, by any executive officer, director or affiliate of Dixon.

Item 7.	Purposes of the Transaction and Plans or Proposals.

      Except as set forth in this Statement and the Offer to Purchase, Dixon is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer for or other acquisition of Dixon’s securities by Dixon, any subsidiary of Dixon or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Dixon or any subsidiary of Dixon;

•	any purchase, sale, or transfer of a material amount of assets of Dixon or any subsidiary of Dixon; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of Dixon.

      Except as set forth in this Statement or the Offer to Purchase, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in this Item 7.

Item 8.	Additional Information.

Section 14(f) Information Statement

      The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of Dixon’s shareholders.

General Corporation Law of the State of Delaware

      Dixon is incorporated under the laws of the State of Delaware and is subject to the General Corporation Law of the State of Delaware (the “DGCL”). The following is a brief description of certain aspects of the DGCL applicable to the transactions contemplated by the Merger Agreement.

Merger Without a Vote of Stockholders

      If Purchaser acquires at least 90% of the issued and outstanding Shares pursuant to the Offer (including any extension thereof) or otherwise, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote of Dixon’s stockholders under Section 253 of the DGCL. However, if the Purchaser is not able to acquire at least 90% of the issued and outstanding Shares pursuant to the Offer (including any extension thereof) or otherwise, a vote of Dixon’s stockholders will be required under the DGCL to effect the Merger. Fila and the Purchaser have agreed to approve the Merger by stockholder written consent under Section 228 of the DGCL (“Section 228”) following the acceptance for payment in the Offer of Shares representing more than 66 2/3% but less than 90% of the issued and outstanding Shares. However, before the Merger can be completed, Dixon must mail to stockholders an Information Statement required by federal securities laws, and 20 days must pass following the mailing of the Information Statement. As required by the Merger Agreement, Dixon filed a form of Information Statement with the SEC simultaneously with the mailing of the Offer to stockholders. In addition, the Purchaser is not required to accept for payment any Shares tendered in the Offer unless the Information Statement is permitted by the SEC to be mailed to Dixon’s stockholders immediately after the Offer is consummated and the Purchaser delivers the stockholders’ written consent to Dixon.

      As discussed above, Dixon and Fila anticipate that the Merger will be approved by the Purchaser either under Section 253 of the DGCL or by written consent pursuant to Section 228. However, if, for some unforeseen reason, a stockholder meeting is necessary, Dixon also would have to comply with the federal securities laws and regulations governing the solicitation of proxies from stockholders, including the preparation and distribution of a proxy statement. Thus, if the Merger cannot be accomplished without a vote of Dixon’s stockholders under Section 253 of the DGCL or by written consent under Section 228, a longer period of time will be required to effect the Merger and to pay stockholders who do not tender their shares in the Offer. The Purchaser’s obligation to consummate the Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the final expiration of the Offer that number of Shares which, together with the Shares then owned by Fila or the Purchaser (including, without limitation, the Shares to be sold to the Purchaser pursuant to the Stock Purchase Agreement), represents at least 66 2/3% of the outstanding Shares. Fila also has agreed to cause all Shares beneficially owned by Fila or any affiliate of Fila (including the Purchaser) or over which Fila or any of its affiliates exercise voting control to be voted in favor of the Merger Agreement. Thus, upon consummation of the Offer, approval of the Merger should be assured.

Dissenters’ Appraisal Rights

      Stockholders of a Delaware corporation that is proposing to merge with another entity are sometimes entitled under Section 262 of the DGCL to what are known as appraisal or dissenters’ rights in connection with the proposed merger. Such rights generally confer on stockholders who oppose a merger or the consideration to be received in a merger, and who comply with the applicable statutory procedures to perfect and preserve their appraisal rights, the right to receive, in lieu of the consideration being offered in the merger, the “fair value” of their shares in cash as determined in a judicial appraisal proceeding. The Delaware Supreme Court has stated that the determination of fair value requires consideration of all relevant factors involving the value of a company and that proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court should be considered. Elements of future value, including the nature of the enterprise, that are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered, but any element of value arising from the accomplishment or expectation of the merger may not be considered.

      If the Merger is consummated, Dixon’s stockholders will be entitled under Delaware law to appraisal rights in connection with the Merger. However, stockholders who tender their Shares in the Offer or vote or act by written consent to approve the Merger (or otherwise fail to perfect their rights to appraisal by complying with the procedures set forth in Section 262 of the DGCL) will lose any such rights with respect to such Shares.

      Under the DGCL, if a stockholder does not wish to accept, in accordance with the Merger Agreement, the cash payment of $7.00 for each Share that he or she owns, the stockholder must deliver a written demand for appraisal of such Shares in accordance with the requirements of Section 262 of the DGCL and, assuming a stockholder vote is required, must not vote in favor of the Merger (which means that you must vote against the Merger or abstain from voting on the Merger). A stockholder who has taken all steps required to perfect his or her appraisal rights under Delaware law may elect to have his or her Shares of common stock appraised by the Delaware Court of Chancery and to receive payment in cash of the judicially determined “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by the Court of Chancery, provided that the stockholder complies with the provisions of Section 262 of the DGCL. Failure to strictly comply with the procedures set forth in Section 262 will result in the loss of appraisal rights. If any stockholder who demands appraisal for his or her Shares under Section 262 fails to perfect, or effectively withdraws or loses, his or her right to appraisal as provided in the DGCL, the Shares owned by that stockholder will be converted into the right to receive the Merger Consideration in accordance with the Merger Agreement.

      The fair value of a Share as determined under Section 262 of the DGCL could be more than, the same as or less than the value of the Merger Consideration dissenting stockholders would receive pursuant to the Merger Agreement if they did not seek appraisal of their Shares. In addition, any investment banking opinions as to the fairness of the Merger Consideration from a financial point of view are not necessarily opinions as to the fair value of such stock under Section 262 of the DGCL.

      The foregoing summary of the rights of dissenting stockholders to appraisal under the DGCL is not a complete statement of the procedures to be followed by stockholders desiring to exercise such rights. The perfection, preservation and exercise of appraisal rights require strict adherence to the applicable provisions of Section 262 of the DGCL.

      Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives that will be available to Dixon stockholders if the Merger is consummated. Stockholders entitled to appraisal rights in connection with the Merger will receive, before such stockholders are required to take any action, additional information concerning appraisal rights and the procedures that must be followed to exercise such rights.

Item 9.	Exhibits.

      The following Exhibits are filed herewith:

Exhibit
Number	Description

(a)(1)(A)	Offer to Purchase (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Fila on January 7, 2005)
(a)(2)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Fila on January 7, 2005)
(a)(5)(A)*	Opinion of Sheldrick, McGehee & Kohler, Inc., dated December 16, 2004 (included as Annex B to this Statement)
(a)(5)(B)	Press release issued by Dixon on December 17, 2004, memorandum to employees and certain other materials issued by Dixon on December 17, 2004 (incorporated by reference to the Schedule 14D-C filed by Dixon on December 17, 2004
(a)(5)(C)*	Letter to stockholders from Gino N. Pala and Richard F. Joyce, dated January 7, 2005
(a)(5)(D)*	Information Statement pursuant to Section 14(b) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached as Annex A to this Statement)
(e)(1)	Agreement and Plan of Merger, dated as of December 16, 2004, among Fila, the Purchaser, and Dixon (incorporated by reference to the current report on Form 8-K filed by Dixon on December 17, 2004)
(e)(2)	Stock Purchase Agreement, dated as of December 16, 2004, among Gino N. Pala, Richard F. Joyce, Richard A. Asta, Leonard D. Dahlberg, John Adornetto, Laura Hemmings, and Deborah P. Joyce (incorporated by reference to the current report on Form 8-K filed by Dixon on December 17, 2004)
(e)(3)	Amendment to Employment Agreement dated December 15, 2004 between Dixon Ticonderoga Company and Gino N. Pala (incorporated by reference to the current report on Form 8-K filed by Dixon on December 17, 2004)
(e)(4)	Amendment to Employment Agreement dated December 15,004 between Dixon and Richard F. Joyce (incorporated by reference to the current report on Form 8-K filed by Dixon on December 17, 2004)
(e)(5)	Amendment to Employment Agreement dated December 15,004 between Dixon and Richard A. Asta (incorporated by reference to the current report on Form 8-K filed by Dixon on December 17, 2004)
(e)(6)	Amendment to Employment Agreement dated December 15,004 between Dixon and Leonard D. Dahlberg (incorporated by reference to the current report on Form 8-K filed by Dixon on December 17, 2004)
(e)(7)	Second Amendment to Employment Agreement dated December 15, 2004 between Dixon Ticonderoga Company and Gino N. Pala (incorporated by reference to the current report on Form 8-K filed by Dixon on December 17, 2004)
(e)(8)	Second Amendment to Employment Agreement dated December 15,004 between Dixon and Richard F. Joyce (incorporated by reference to the current report on Form 8-K filed by Dixon on December 17, 2004)
(e)(9)	Second Amendment to Employment Agreement dated December 15,004 between Dixon and Richard A. Asta (incorporated by reference to the current report on Form 8-K filed by Dixon on December 17, 2004)
(e)(10)	Second Amendment to Employment Agreement dated December 15,004 between Dixon and Leonard D. Dahlberg (incorporated by reference to the current report on Form 8-K filed by Dixon on December 17, 2004)

Exhibit
Number	Description

(e)(11)	Dixon Success Bonus Plan (incorporated by reference to the current report on Form 8-K filed by Dixon on December 17, 2004)
Annex A	The Information Statement of Dixon dated January 7, 2005
Annex B	Opinion of Sheldrick, McGehee & Kohler, Inc., dated December 16, 2004

*	Filed herewith

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIXON TICONDEROGA COMPANY

By:	/s/ GINO N. PALA

Gino N. Pala
Co-Chief Executive Officer

Dated: January 7, 2005

Annex A

Dixon Ticonderoga Company

195 International Parkway
Heathrow, Florida 32746

Information Statement Pursuant to Section 14(f)

of the Securities Exchange Act of 1934
and Rule 14f-1 thereunder

      This Information Statement is being mailed on or about January 7, 2005 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Statement”) of Dixon Ticonderoga Company (“Dixon”). You are receiving this Information Statement in connection with the possible election of persons designated by Pencil Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Fila-Fabbrica Italiana Lapis ed Affini S.p.A, an Italian corporation (“Fila”), to a majority of seats on the Board of Directors (the “Board”) of Dixon. As of December 16, 2004, Dixon entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Fila and the Purchaser, pursuant to which the Purchaser is required to commence a tender offer to purchase all outstanding shares of Dixon’s common stock, $1.00 par value per share (the “Shares”), at a price per Share of $7.00, net to the seller in cash, upon the terms and conditions set forth in Purchaser’s Offer to Purchase for Cash (“Offer to Purchase”) dated January 7, 2005, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal are being mailed to shareholders of Dixon together with this information statement, and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) filed by the Purchaser with the Securities and Exchange Commission (the “Commission”) on January 7, 2005.

      The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, and in accordance with the Delaware General Corporation Law (the “DGCL”), the Purchaser will be merged with and into Dixon (the “Merger”). Following consummation of the Merger, Dixon will continue as the surviving corporation and will become a subsidiary of Fila. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares owned by Dixon or any subsidiary of Dixon, Fila or any affiliate of Fila or any stockholder of Dixon who is entitled to and properly exercises appraisal rights under the DGCL) will be converted into the right to receive the amount in cash per Share paid pursuant to the Offer.

      The Offer, the Merger, and the Merger Agreement are more fully described in the Statement, to which this Information Statement is attached as Annex A, which was filed by Dixon with the Commission on January 7, 2005 and which is being mailed to stockholders of Dixon along with this Information Statement.

      This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934 (“Exchange Act”) and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Fila, the Purchaser or the Purchaser’s Designees (as defined below) has been provided by Fila.

      You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

      Pursuant to the Merger Agreement, the Purchaser commenced the Offer on January 7, 2005. The Offer is currently scheduled to expire at 5 p.m., New York City time, on Monday, February 7, 2005, unless the Purchaser extends it.

General

      Each Share entitles the holder to one vote. As of January 7, 2005, there were 3,207,894 Shares issued and outstanding.

Rights to Designate Directors and the Purchaser’s Designees

      The information contained herein concerning the Purchaser’s Designees (as defined below) has been furnished to Dixon by Fila and its designees. Accordingly, Dixon assumes no responsibility for the accuracy or completeness of this information.

      The Merger Agreement provides that, promptly upon the purchase of and payment for Shares by the Purchaser pursuant to the Offer and a Stock Purchase Agreement dated as of December 16, 2004 among the Purchaser, Gino N. Pala and Richard F. Joyce, Dixon’s Co-Chief Executive Officers, Richard A. Asta, Dixon’s Executive Vice President of Finance and Chief Financial Officer, Leonard D. Dahlberg, Dixon’s Executive Vice President of Operations, John Adornetto, Dixon’s Vice President and Corporate Controller, Laura Hemmings, Dixon’s corporate Secretary, and Deborah Joyce, Mr. Joyce’s wife, (the “Stock Purchase Agreement”) the Purchaser will be entitled to designate up to such number of directors, rounded to the closest whole number, of the Board of Directors of Dixon (the “Board”), as will give the Purchaser representation on the Board equal to its proportionate ownership of the Shares and Dixon must, upon request by the Purchaser, promptly, at Dixon’s election, either increase the size of the Board or secure the resignation of such number of directors as is necessary to enable the Purchaser’s designees to be elected or appointed to the Board and must use its reasonable best efforts to cause the Purchaser’s designees to be so elected or appointed. Dixon’s obligations relating to the Board are subject to Section 14(f) of the Exchange Act and Rule 14f-1 under the Exchange Act.

      If the Purchaser’s designees are elected or appointed to the Board, then until the Effective Time, the Board must have at least two directors, or such greater number as may be required by the rules of the American Stock Exchange, who are Independent directors. The term “Independent Director” is defined in the Merger Agreement to mean a member of Dixon’s Board (i) who (except as otherwise provided in the Merger Agreement) was a member of the Board on the date of the Merger Agreement, (ii) who is not an affiliate or associate of Fila or the Purchaser, (iii) who is not an employee of Dixon or any of its subsidiaries, and (iv) who is otherwise considered an independent director within the meaning of the rules of the American Stock Exchange. If the number of Independent Directors is reduced below two, or such greater number as may be required by the rules of the American Stock Exchange, the remaining Independent Director(s) will be entitled to designate persons to fill such vacancies who are not affiliates or associates of Fila or the Purchaser and who otherwise are considered independent directors within the meaning of the rules of the American Stock Exchange, and such persons would be deemed to be Independent Directors for purposes of the Merger Agreement. If there are no Independent Directors, then the other directors must use commercially reasonable efforts to designate two persons, or such greater number as may be required by the rules of the American Stock Exchange, to fill such vacancies who are not affiliates or associates of Fila or the Purchaser and who otherwise are considered independent directors within the meaning of the rules of the American Stock Exchange, and such persons will be deemed to be Independent Directors for purposes of the Merger Agreement. Following the purchase by the Purchaser of Shares pursuant to the Offer, and prior to the Effective Time, Fila and the Purchaser will use their reasonable best efforts to ensure that at least two Independent Directors (or such greater number as may be required by the rules of the American Stock Exchange) serve as directors of Dixon until the Effective Time and neither Fila nor the Purchaser will take any action to cause any Independent Director to be removed as a director of Dixon except for cause. The Independent Directors must form a committee that, during the period from the time Shares are accepted for purchase pursuant to the Offer until the Effective Time, to the extent permitted by the DGCL and the Merger Agreement, will have the sole power and authority, by a majority vote of such Independent Directors, to cause Dixon to (a) agree to amend the Merger Agreement or to extend the time for the performance of any of the obligations or other acts of Fila or the Purchaser under the Offer, the Merger or the Merger Agreement, or (b) exercise or waive any of Dixon’s rights, benefits, or remedies under the Merger Agreement, except for the right to terminate the

Merger Agreement. In addition, during the period from the time Shares are accepted for purchase pursuant to the Offer until the Effective Time, any (a) amendment to Dixon’s Certificate of Incorporation or Bylaws, (b) termination of the Merger Agreement by Dixon, (c) other action that could adversely affect the interests of the holders of Shares (other than Fila or the Purchaser) and (d) action specified in the immediately preceding sentence with respect to which the DGCL does not permit a committee of the Board to exercise sole power and authority, will require, in addition to any other affirmative vote required under the DGCL or Dixon’s Certificate of Incorporation or Bylaws, the affirmative vote of not less than a majority of the entire Board, which majority shall include the concurrence of a majority of the Independent Directors, and neither Fila nor the Purchaser shall approve (either in its capacity as a stockholder or as a party to the Merger Agreement, as applicable), and each must use its reasonable best efforts to prevent the occurrence of, any such actions, unless such action shall have received the concurrence of a majority of the Independent Directors.

      The Purchaser’s Designees will be selected by the Purchaser from among the individuals listed below. Each of the following individuals has consented to serve as a director of Dixon if appointed or elected. None of the Purchaser’s Designees currently is a director of, or holds any positions with, Dixon. The Purchaser has advised Dixon that, to the best of the Purchaser’s knowledge, except as set forth below, none of the Purchaser’s Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of Dixon, nor has any such person been involved in any transaction with Dixon or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Fila, the Purchaser and Dixon that have been described in the Schedule TO or the Statement.

      The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as the Purchaser’s Designees are set forth below. The business address of each person listed below is Via Sempione, 2/C, 20016 Pero (MI), Milan, Italy and the telephone number at that address is 011-39-02-38-100-363.

Name	Principal Occupation Five Year Employment History, and Age

Alberto CANDELA	President of FILA since 1979.
President of Omyacolor S.A., a French subsidiary of Fila, (rue Nationale, 5124 St. Germain la Ville — France) since May 2000. With rotation every three years, President and Vice president of Interfila S.r.l. (Viale Mille 3, 20051 Limbiate (MI), a company organized under the laws of Italy, and engaged in the business of cosmetic pencils from January 1992 until September 2004.
Age: 65

Massimo CANDELA	Managing Director of FILA since January 2004.
Director of Omyacolor S.A. since May 2000.
Managing Director of Papeleria Mediterranea S.L., a Spanish subsidiary of Fila (Passeig Fluvial 4, 8150 Paretes del Valles Barcelona — Spain) since April 2000.
Director of CLAC Ltda, a company participated by Fila (Manuel A. Matta, 1801 Quilicura Santiago — Chile) since July 2000.
Director of FILA from June 1992 until December 2003.
With rotation every three years, Managing Director and simple Director of Interfila from January 1992 until September 2004.
Age: 39
Guido TRESOLDI	Vice President of FILA since 1979. CEO of Tecno-Tre di Guido Tresoldi (via Soldino 28, 6900 Lugano — Switzerland), Advisor for international companies and Trade, Business activities. Age: 66

Name	Principal Occupation Five Year Employment History, and Age

Simone Franco CITTERIO	Director of FILA since June 2000.
General Manager of Euromobiliare Corporate Finance S.p.A (via Turati 9, 20121 Milano — Italy) since October 2002.
(Condirettore Centrale) Manager of Abax Bank S.p.A. (corso Monforte 34, 20122 Milano) since November 2004.
Director of Euromobiliare Corporate Finance S.p.A. from 1995 until September 2002.
Age: 42

Sauro ALBERTINI	Director of FILA since 1979. CEO of Albe, Lugano, Financial Advisor of Deutsche Bank (Switzerland) Ltd. Retired since 1980. Age: 85

Luca PELOSIN	Director of FILA since June 2002.
General Director of Omyacolor S.A. since November 2004.
Consultant of Nuova Alpa Collanti S.r.l. (via Berlinguer 28, 20060 Colnago (MI), engaged in the glue business
Consultant of FILA from January 2002 until June 2002.
Age: 38

Amedeo NODARI	Director of FILA since September 1999.
President of Board of Directors of P.B. S.r.l. (piazza Scala 6, 20121 Milano), holding company indirectly owning a company in the business of motorbikes since September 2003.
Director of TURISMO E IMMOBILIARE S.p.A. (via Brera 16, 20121 Milano), engaged in the business of real estate investments in the tourism sector, since November 2004.
Manager of Banca Intesa S.p.A. (piazza Scala 6, 20121 Milano), Direzione Corporate, Responsabile Partecipazioni Istituzionali (‘corporate director, responsible for institutional participations’) since 1999.
Manager of Banca Intesa S.p.A. since February 1996.
Age: 44

Beneficial Ownership of Shares of Common Stock

      Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. In computing the number of Shares beneficially owned by a person and the percentage of ownership held by that person, Shares subject to options and warrants held by that person that are currently exercisable or will become exercisable within 60 days are deemed outstanding, while these Shares are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated below, Dixon believes, based on information furnished to Dixon, the persons and entities named in the table below have sole voting and investment power with respect to all Shares beneficially owned.

      Share Ownership of Officers and Directors. The following table shows, as of January 4, 2005, the Shares owned beneficially by the directors, nominees for directors and executive officers of Dixon.

	Amount and Nature		Percentage of
Name of Beneficial Owner	of Beneficial Ownership		Voting Securities

Gino N. Pala	696,070	(1)	21.4%
Richard F. Joyce	247,935	(2)	7.6%
Richard A. Asta	95,945	(3)	3.0%
Diego Cespedes Creixell	22,500	(4)	*
Philip M. Shasteen	26,269	(5)	*
Ben Berzin, Jr.	24,500	(5)	*
Kent Kramer	20,500	(5)	*
Wesley D. Scovanner	5,000	(8)	*
John Ritenour	10,000	(5)	*
Leonard D. Dahlberg, Jr.	25,894	(6)	*
John Adornetto	27,415	(7)	*
All directors and executive officers as a group	1,227,062	(9)	35.3%

*	Indicates ownership is less than 1%.

(1)	Includes 485,670 shares owned individually, 150,000 shares owned as trustee, and 12,800 shares owned as custodian for grandchildren. In addition, includes an option to purchase 47,600 shares that can be exercised within the next sixty days.

(2)	Includes options to purchase 69,000 shares that can be exercised within the next sixty days; a trust which owns 97,420 shares for which Mr. Joyce’s wife acts as Trustee; shares owned by Mr. Joyce jointly with his wife; shares owned by Mr. Joyce’s wife as custodian for their children; and shares owned by their children.

(3)	Includes options to purchase 37,800 shares that can be exercised within the next sixty days.

(4)	Includes options to purchase 22.500 shares that can be exercised within the next sixty days.

(5)	Includes options to purchase 10,000 shares that can be exercised within the next sixty days.

(6)	Includes options to purchase 17,800 shares that can be exercised within the next sixty days.

(7)	Includes options to purchase 15,600 shares that can be exercised within the next sixty days.

(8)	Includes options to purchase 5,000 shares that can be exercised within the next sixty days.

(9)	Includes options to purchase 270,900 shares that can be exercised within the next sixty days.

      Persons Owning More than Five Percent of Dixon Shares of Common Stock. The following table shows, as of January 4, 2005, all persons known to Dixon to be beneficial owners of more than 5% of Dixon’s Shares.

Total
	Voting Authority			Dispositive Authority				Amount of
								Beneficial		Percent
Name and Address	Sole		Shared	Sole		Shared		Ownership		of Class

Gino N. Pala	47,600	(1)	-0-	47,600	(1)	648,470	(3)	696,070	*	21.4%
c/o Dixon Ticonderoga Company 195 International Parkway Heathrow, FL 32746

									Total
	Voting Authority				Dispositive Authority				Amount of
									Beneficial		Percent
Name and Address	Sole		Shared		Sole		Shared		Ownership		of Class

Richard F. Joyce	69,000	(2)	0	(3)	69,000	(2)	251,255	(4)	251,255	(2)	7.7%
c/o Dixon Ticonderoga Company 195 International Parkway Heathrow, FL 32746
Avocet Capital Management L.P.	0		217,400		0		217,400		217,400		6.8%
5508 Highway 290 West Suite 207 Austin, TX 78735
Loeb Arbitrage Fund Loeb Partners Corporation Loeb Offshore Fund	202,110		6,790		202,110		6,790		208,900		6.5%
61 Broadway New York, N. Y. 10006
Pencil Acquisition Corp.(5)	911,824		0		0		0		911,824		28.5%
c/o Fila-Fabbrira Italiana Lapis ed Affini S.p.A
Via Sempione, 2/ C, 20016 Pero (MI), Milan, Italy

(1)	Includes option to purchase 47,600 shares that can be exercised within the next 60 days.

(2)	Includes option to purchase 69,000 shares that can be exercised within the next 60 days.

(3)	Includes 485,670 shares owned individually, 150,000 shares owned as trustee, and 12,800 shares owned as custodian for grandchildren.

(4)	Includes a trust which owns 97,420 shares for which Mr. Joyce’s wife acts as Trustee; shares owned by Mr. Joyce jointly with his wife; shares owned by Mr. Joyce’s wife as custodian for their children; and shares owned by their children.

(5)	Under the terms of the Stock Purchase Agreement, Messrs. Pala, Joyce and other stockholders appointed designees of the Purchaser as proxies with respect to voting all shares beneficially owned by them, agreed to vote their shares in favor of approval of the proposed transaction and in opposition to any transaction inconsistent with the proposed transaction, and authorized the proxies to execute and deliver consents with respect to their shares upon any and all such matters as each such proxy or its substitute shall in its sole discretion deem proper. The Stock Purchase Agreement terminates in the event the Merger Agreement is terminated. Shares subject to the Stock Purchase Agreement represent approximately 28.5% of the outstanding Shares.

The Board of Directors of Dixon

      Structure/Independence. Dixon’s Board of Directors consists of nine seats which are divided into three classes for purposes of election. One class is elected at each annual meeting of stockholders to serve for a three-year term. Pursuant to the Board’s determination, each of Dixon’s directors, other than Messrs. Pala, Joyce, Asta and Cespedes, qualify as “independent” in accordance with the requirements of the American Stock Exchange listing standards. In addition, as further required by the American Stock Exchange listing standards, the Board of Directors has made a subjective determination as to each independent director that no relationships exist which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Current members of the Board of Directors:

      GINO N. PALA, 76, Chairman of the Board of Directors and Co-Chief Executive Officer of Dixon since 1999, prior thereto, Chairman, President and Chief Executive Officer of the Company since 1989. Mr. Pala has been a director of Dixon since 1978 and is the father-in-law of Richard F. Joyce.

      RICHARD F. JOYCE, 49, Vice Chairman of the Board of Directors, President and Co-Chief Executive Officer of Dixon since 1999, prior thereto, Vice Chairman, President and Chief Operating Officer of Dixon’s Consumer Group and Chief Legal Executive since 1996. Mr. Joyce has been a director of Dixon since 1982. Mr. Joyce is the son-in-law of Mr. Pala.

      JOHN RITENOUR, 53, Chief Executive Officer, Insurance Office of America (insurance agency) since 1989. Mr. Ritenour has been a director of Dixon since 1999.

      PHILIP M. SHASTEEN, 55, attorney, and member of the Board of Directors of Johnson, Pope, Bokor, Ruppel & Burns, LLP, or its predecessor (law firm) since 1992. Mr. Shasteen has been a director of Dixon since 1986.

      RICHARD A. ASTA, 48, Executive Vice President of Finance and Chief Financial Officer of Dixon since 1990. Mr. Asta has been a director of Dixon since 1999.

      WESLEY D. SCOVANNER, 58, President, Wesley D. Scovanner & Associates, Inc., (financial and business consulting) since 1983. Mr. Scovanner has been a director of Dixon since 2002.

      BEN BERZIN, JR., 56, Executive Vice President, PNC Bank, N.A. (commercial bank) since 1990. Mr. Berzin has been a director of Dixon since 1994.

      KENT KRAMER, 60, Chief Executive Officer of Professional Sports Marketing, Inc. (sports marketing) since 1992. Mr. Kramer has been a director of Dixon since 1997.

      DIEGO CESPEDES CREIXELL, 46, President, Grupo Dixon S.A. de C.V., (an indirect subsidiary of Dixon) since 1996. Mr. Cespedes has been a director of Dixon since 2000.

Board Meetings and Committees

      Dixon’s fiscal year runs from October 1 through September 30. In the 2004 fiscal year, Dixon’s Board of Directors met fifteen times. In addition to meetings of the Board, some directors attended meetings of the Board’s audit, compensation and negotiating committees and often considered issues separate from these meetings. During the 2004 fiscal year, all directors attended at least 75% of the meetings of the Board and those committees on which he served. Dixon does not have a policy with regard to Board members’ attendance at annual stockholder meetings. All Dixon’s directors attended Dixon’s annual stockholder meeting held in 2004.

      Dixon’s Board has two standing committees.

      Audit Committee. The audit committee was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934 and performs certain functions and has responsibilities as set forth in the report below. Present members of the committee are Messrs. Scovanner (Chairman), Berzin, and Kramer, all independent (as defined in the American Stock Exchange listing standards) members of the Board. During fiscal 2004, the committee held two meetings. A copy of the current charter of the Audit Committee is attached as an exhibit to Dixon’s annual report on Form 10-K for the fiscal year ended September 30, 2004, and is incorporated herein by reference.

      Dixon’s Board has determined that Dixon has at least one audit committee financial expert serving on its audit committee. That person is Mr. Scovanner and he has been determined by the Board to be independent, as that term is defined in the American Stock Exchange listing standards. Stockholders should understand that this designation is a disclosure requirement of the Securities and Exchange Commission related to Mr. Scovanner’s experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on Mr. Scovanner any duties, obligations or liability that are greater than are generally imposed on him as a member of the Audit Committee and Board, and his designation as an audit committee financial expert pursuant to this Securities and Exchange Commission requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or Board.

      Audit Committee Report. The following report has been submitted by the audit committee of the Board.

      The primary function of the audit committee is to assist the Board in fulfilling its oversight responsibilities by reviewing: the financial information that will be provided to the stockholders and others, the systems of internal controls that management and the Board have established, and all audit processes.

      The general responsibilities of the audit committee include: providing open avenues of communication between the independent accountants and the Board; reporting significant audit committee actions to the full Board and making appropriate recommendations to the Board; and conducting or authorizing investigations into matters within the audit committee’s scope of responsibility including retaining independent counsel, accountants, or others as necessary to assist in an investigation. The Board has adopted a charter that outlines these responsibilities.

      During fiscal year 2004, the audit committee has received disclosure (including the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1) from and discussed with PricewaterhouseCoopers LLP, our independent accountants, regarding its relationships with Dixon and any other matters required to be discussed with the audit committee. Among those matters, the audit committee believes that any additional non-audit services rendered by the independent accountants were compatible with their ability to maintain their independence. The audit committee has discussed the audited financial statements for fiscal year 2004 and the report thereon with the independent accountants and with management.

      Based upon the review and discussions described above, the audit committee recommended to the Board that Dixon’s audited financial statements for the fiscal year ended September 30, 2004 be included in the company’s Annual Report on Form 10-K.

      The foregoing has been approved by all members of the audit committee.

Wesley D. Scovanner (Chairman)
Kent Kramer
Ben Berzin, Jr.

      Compensation Committee. The compensation committee reviews Dixon’s compensation practices and approves its compensation programs and plans and employment agreements with Dixon’s executive officers. Present members of the committee are Messrs. Ritenour (Chairman), Berzin, Kramer, Scovanner, and Shasteen. During fiscal 2004, the committee held five meetings.

      Nominations. The Board does not have a nominating committee or a nominating committee charter. In the past, incumbent directors have been customarily nominated for re-election to the Board unless the Chairman suggested otherwise. Currently, a majority of the independent members of the Board (as determined by the Board as required by the American Stock Exchange listing standards), rather than a nominating committee, determines those persons to be nominated. The Board believes that the current method of nominating directors is appropriate because it complies with the American Stock Exchange listing standards. Dixon does not have a policy with regard to consideration of any director candidates recommended by security holders. The Board believes that not having a policy with regard to consideration of any director candidates recommended by stockholders is appropriate at this time because of the pending Offer. If the Offer is not consummated, the Board will consider establishing such a policy. The Board would consider candidates recommended by stockholders, but has not established any procedures to be followed by security holders in submitting such recommendations. Stockholders who wish to recommend a candidate should contact Dixon’s Chairman at its executive offices in Heathrow, Florida.

      Candidates for Board membership must possess the background, skills and expertise to make a significant contribution to the Board, to Dixon and its stockholders. Desired qualities to be considered include substantial experience in business or administrative activities; breadth of knowledge about issues affecting Dixon; and ability and willingness to contribute special competencies to Board activities. The independent members of the Board also consider whether members and potential members are independent under the American Stock Exchange listing standards. In addition, candidates must possess the following personal attributes: personal integrity; loyalty to Dixon and concern for its success and welfare; willingness to apply sound and independent business judgment; and time available for meetings and consultation on company matters.

      Stockholder Communications. Dixon does not have a formalized process for stockholders to send communications to the Board. The Board is of the view that a formalized process is not necessary because Dixon’s Chairman has agreed to make himself available to receive stockholder communications and to forward any such communications to each Board member.

      Compensation Committee Interlocks and Insider Participation. No compensation committee members are or have been officers or employees of Dixon and none had interlocking relationships with any other entities, including any of the type that would be required to be disclosed in this Information Statement.

      Director Compensation. Of Dixon’s current Board members, Messrs. Pala, Joyce, Asta and Cespedes are salaried employees of Dixon. Board members who are not salaried employees of Dixon receive separate compensation for Board services. That compensation includes an annual retainer of $7,500 and attendance fees of $400 for each Board meeting and $450 for each Board committee meeting. Salaried employee Board members receive attendance fees of $350 for each Board meeting. We also reimburse the non-employee Board members for expenses related to their attendance. In the past, Board members were granted options to purchase Company common stock. No options were granted to Board members in fiscal 2002 or 2003. During fiscal year 2004, an option was granted to Mr. Scovanner to purchase 5,000 Shares at an exercise price of $3.41 per Share because the Company had neglected to grant him an option when his Board service commenced.

Executive Officers

      In addition to Messrs. Pala, Joyce, Asta and Cespedes, the following persons are executive officers of the Company:

LEONARD D. DAHLBERG, JR., 53, Executive Vice President of Operations since August 2000; prior thereto Executive Vice President of Procurement since 1999; prior thereto Executive Vice President, Industrial Group from 1996 until 1999; prior thereto Executive Vice President of Manufacturing/ Consumer Products Division from 1995 until 1996; prior thereto Senior Vice President of Manufacturing from 1993 until 1995.

JOHN ADORNETTO, 62, Vice President and Corporate Controller since 1991.

Employment Agreements

      Dixon entered into an employment agreement with Mr. Pala in 1995 which, until amended effective January 1, 2004, had a rolling one-year term until Dixon or Mr. Pala terminates it. Currently, Mr. Pala is paid a base salary at a rate of $278,800 per annum, subject to increase from time to time in accordance with Dixon’s normal business practices and, if so increased, the salary may not be decreased. Under the agreement, Mr. Pala is also entitled to participate in other Dixon compensation programs and other benefits.

      Dixon may terminate Mr. Pala’s employment for cause (as defined in the Agreement), in which case Dixon is obligated to pay him his full salary through the date of termination. If Dixon terminates the agreement other than for cause or other than for his disability or if he terminates the agreement for good reason (as defined in the agreement, including if the successor to all or substantially all of Dixon’s business and/or assets does not expressly assume and agree to perform the agreement), he will:

Continue to receive his full salary through the date of termination;

Receive an amount equal to the product of (i) his annual salary, multiplied by (ii) the greater of the number of years remaining in the term of employment under the agreement or the number two,

such payment to be made (a) if resulting from a termination based on a change of control of Dixon, in a lump sum on or before the fifth day following the date of termination, or (b) if resulting from any other cause, in substantially equal semi-monthly installments; and

Receive a bonus in an amount determined by multiplying his base salary by a percentage that is the average percentage of base salary that was paid (or payable) to him as a bonus under any Dixon bonus plan or arrangement, for the three full fiscal years immediately preceding the termination.

      Dixon has entered into employment agreements with Messrs. Joyce, Asta and Dahlberg which are similar in their terms to the agreement the Company entered into with Mr. Pala, except that Mr. Joyce’s, Mr. Asta’s and Mr. Dahlberg’s current salaries, are $225,802, $196,370 and $123,690 per annum, respectively.

      Amendments to the employment agreements described above were approved by Dixon’s compensation committee on July 7, 2004, signed on December 15, 2004, and effective as of January 1, 2004 (each, an “Amendment”, and together, the “Amendments”). The Amendments establish a three year term of employment commencing as of January 1, 2004, with annual renewals thereafter, update salaries and titles, change the definition of a change in control as defined in the Employment Agreements so that a change in control approved by Dixon’s board of directors is within the definition of that term, and add a provision that during a disability period and after termination for cause or for Dixon’s breach of the Employment Agreement or for good reason as defined in the Employment Agreement, benefits and other compensation will be paid as provided for under the Employment Agreements. The amount of the severance payments as provided for in the employment agreements upon a change in control was not changed.

      On December 15, 2004, Dixon entered into a Second Amendment to Employment Agreement (each, a “Second Amendment”, and together, the “Second Amendments”) with each of Messrs Pala, Joyce, Asta, and Dahlberg, (each, an “Executive”, and together, the “Executives”). Each Second Amendment amends the Employment Agreement previously entered into between the applicable Executive and Dixon, as previously amended by the Amendment. All of the Second Amendments are conditioned on the closing of the Offer.

      The Second Amendments for Messrs. Pala and Joyce provide that Messers. Pala and Joyce are not entitled to terminate their respective Employment Agreements because of a change in control until the expiration of the six month period immediately following the payment by the Purchaser for Shares of Dixon pursuant to the Offer, (the “Transition Period”) and that the payment by the Purchaser for Shares pursuant to the Offer will constitute a change in control giving rise to the right of the Executive to terminate his employment for good reason under the employment agreement and the Executive has the right to terminate his employment for good reason as a result of a change in control only during the three month period immediately following the end of the Transition Period. The Second Amendments for Messrs. Asta and Dahlberg are the same as those for Messrs. Pala and Joyce, except that the Transition Period referred to above is twelve months.

Success Bonus Plan

      In July, 2004, Dixon’s compensation committee approved in concept and in late November approved the terms of a written Success Bonus Plan to encourage certain of Dixon’s executives to remain with Dixon and to support the sale of Dixon on terms approved by the independent members of Dixon’s Board. The success bonuses will be paid six months after a closing of the sale of Dixon and will be forfeited if the executive does not honor his employment agreement through that six month period unless Dixon agrees to allow the executive to voluntarily terminate his employment before that time. The bonuses are in the following amounts: Pala and Joyce — $46,000 each, Asta — $34,000, and Dahlberg — $22,500, and will be payable upon the closing of the Offer.

Certain Relationships and Related Transactions

      Dixon has loans outstanding to Messrs. Pala, Joyce and Asta in the principal amounts of $204,000, $127,000 and $125,000, respectively. The proceeds of the loans were used by the borrowers to purchase Shares from Dixon at the time that they exercised stock options. At the time, the shares of common stock are sold pursuant to the Stock Purchase Agreement, the loans must be repaid. Interest on a portion of the loans accrues at the rate of 8% per annum. The loans were made prior to the enactment of the Sarbanes-Oxley Act of 2002.

Executive Compensation

      The following tables show salaries, bonuses and other compensation paid during the last three fiscal years for Dixon’s Chairman and Co-Chief Executive Officer, the President and Co-Chief Executive Officer and Dixon’s other executive officers. No options were granted to executive officers in fiscal 2002, 2003 or 2004.

				Other Annual
Name and Principal Position	Year	Salary	Bonus	Compensation

Diego Cespedes Creixell	2004	$241,389	$98,000	$42,660
President, Grupo Dixon	2003	$191,780	$33,000	$26,229
S.A. de C.V.	2002	$182,939	$22,969	$11,298
Gino N. Pala	2004	$278,800	$25,000	$23,341
Chairman and Co-Chief	2003	$278,800	$52,275	$30,680
Executive Officer	2002	$278,800	$0	$39,846
Richard F. Joyce	2004	$225,802	$21,000	$28,928
President and Co-Chief	2003	$225,802	$42,338	$39,703
Executive Officer	2002	$225,802	$0	$37,827
Richard A. Asta	2004	$196,370	$17,000	$34,006
Executive Vice President of Finance and	2003	$196,370	$34,365	$30,751
Chief Financial Officer	2002	$196,370	$0	$34,133
Leonard D. Dahlberg	2004	$123,690	$7,000	$20,970
Executive Vice President	2003	$123,690	$13,915	$19,527
of Operations	2002	$123,690	$0	$19,179
John Adornetto	2004	$121,600	$13,280	$11,370
Vice President and	2003	$121,600	$13,680	$10,275
Corporate Controller	2002	$121,600	$0	$11,875

Report of the Compensation Committee on Executive Compensation

      The compensation committee reviews and recommends to the Board any changes in the compensation of all of Dixon’s executive officers except for Diego Cespedes Creixell, whose compensation is determined by the board of directors of Dixon’s Mexican subsidiary and approved by Dixon’s Chairman of the Board. Compensation for other company employees is determined by Dixon’s executive officers.

      The salaries of the executive officers were not increased in fiscal 2004. Bonuses were paid to the executive officers in fiscal 2004 in accordance with Dixon’s existing Management Incentive Program; however, Diego Cespedes Creixell’s bonus was paid as required by his employment agreement.

      During fiscal 2004, the compensation committee approved the amendments to the employment agreements with Dixon’s executive officers described under “Employment Agreements”, above, and the Success Bonus Plan described under “Success Bonus Plan,” above.

      The foregoing report is submitted by the members of the Compensation Committee:

John Ritenour (Chairman)
Ben Berzin, Jr.
Kent Kramer
Wesley D. Scovanner
Philip M. Shasteen

Option Grants in Last Fiscal Year

      No options were granted in the last fiscal year.

Aggregated Option Exercises in 2004 and 2004 Year-End Option Values

      No options were exercised in fiscal 2004. The following table provides information with respect to the shares of Company common stock underlying options at 2004 fiscal year end.

	Number of Securities
	Underlying Unexercised
	Options at Year-End		Value of Unexercised
			In-the-Money
Name	Exercisable	Unexercisable	Options at Year-End

Gino N. Pala	47,600	-0-	$8,778
Richard F. Joyce	69,000	-0-	10,395
Richard A. Asta	37,800	-0-	6,534
Diego Cespedes Creixell	22,500	-0-	4,950
Leonard D. Dahlberg, Jr.	17,800	-0-	2,574
John Adornetto	15,600	-0-	2,673

Performance Measurement Comparison

      The graph below compares the five-year total return to stockholders for the Company common stock with the comparable return of the two indexes listed. The graph assumes that you invested $100 in Company common stock and in each of the indexes on September 30, 1998. Points on the graph represent the performance as of the last business day of the years indicated.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

AMONG DIXON TICONDEROGA COMPANY, THE RUSSELL 2000 INDEX
AND A PEER GROUP

	Cumulative Total Return
	9/99	9/00	9/01	9/02	9/03	9/04

Dixon Ticonderoga Company	100.00	56.92	30.77	14.65	43.94	49.60
Russell 2000	100.00	123.39	97.22	88.18	120.36	142.96
Peer Group	100.00	113.65	103.79	115.15	126.66	137.76

*	$100 invested on 9/30/99 in stock or index-including reinvestment of dividends. Fiscal year ending September 30.

Other Matters

      Section 16(a) Beneficial Ownership Reporting Compliance. Section 16(a) of the Securities Exchange Act of 1934 requires Dixon’s directors, officers and owners of more than 10% of the Shares to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Dixon’s common stock and any other equity securities. Based solely upon a review of our records, during the past fiscal year, all reports required to be filed pursuant to Section 16(a) of the Securities Exchange Act of 1934 during the 2004 fiscal year were filed on a timely basis.

      Code of Ethics. Dixon has adopted a code of ethics that applies to its principal executive officers, principal financial officer and principal accounting officer.

SIGNATURES

      Pursuant to the requirements of the Exchange Act, the Company has duly caused this information to be signed on its behalf by the undersigned hereunto duly authorized.

DIXON TICONDEROGA COMPANY

By:	/s/ GINO N. PALA

Name: Gino N. Pala

Title:	Chairman of the Board and Co-Chief Executive Officer

Dated: January 7, 2005

ANNEX B

PERSONAL AND CONFIDENTIAL

December 16, 2004

The Board of Directors

Dixon Ticonderoga Company, Inc.
195 International Parkway, Suite 200
Heathrow, Florida 32746-5036

Gentlemen:

      You have requested our opinion as to the fairness from a financial point of view to the holders (other than Fila Fabbrica Lapis ed Affini S.p.A. (“Fila”) and its affiliates) of the outstanding shares of Common Stock, $1.00 par value per share (the “Shares”), of Dixon Ticonderoga Company, Inc. (the “Company”) of the $7.00 per Share in cash proposed to be received by holders of Shares in the Tender Offer and the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of December 16, 2004 (the “Agreement”), among Fila, Pencil Acquisition Corp., a wholly owned subsidiary of Fila (“Merger Sub”), and the Company; and the Stock Purchase Agreement, dated December 16, 2004 among Pencil Acquisition Corp. and certain Shareholders. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Merger Sub will pay $7 per share in cash for each Share accepted. The Agreement further provides that, following the completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares already owned by the Company, Fila or Merger Sub) will be converted into the right to receive $7.00 in cash. The transaction contemplated by the Agreement is referred to herein as the “Transaction.”

      In connection with this opinion, we have reviewed, among other things, the Agreement; internally-generated financial statements for the fiscal year ended September 30, 2004; Annual Reports to Stockholders and Annual Reports on Form  10-K of the Company for the three fiscal years ended September, 2003; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its senior management. We also have held discussions with members of the senior management of the Company and the Company’s financial advisors regarding the assessment of its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial information and stock market information for the Company with similar information for certain other companies, the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the U.S. writing instruments industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

      We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. Our opinion does not address the underlying business decision of the Company to engage in the

One Independent Drive, Suite 3140, Jacksonville, Florida 32201 • Tel: 904.355.4715 • Fax: 904.355.4717

The Board of Directors
Dixon Ticonderoga Company, Inc.

Transaction. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or other business combination with the Company. The opinion expressed herein is provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transactions contemplated by the Agreement and such opinion does not constitute a recommendation whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger.

Based upon and subject to the foregoing it is our opinion that, as of the date hereof, the $7.00 per Share in cash to be received by the holders (other than Fila, Merger Sub or any of their affiliates) of the Shares in the Tender Offer and the Merger is fair from a financial point of view to such holders.

Very truly yours,

SHELDRICK, MCGEHEE & KOHLER, INC.

Jess W. Wright, ASA
Vice President